CREDO Petroleum Corporation

30 Year Anniversary

A Record of Excellence

"Top-Performing 25 Stocks of the Past 25 Years"
USA Today

"200 Best Small Companies"
Forbes Magazine

"100 Fastest Growing Small Companies"
Fortune Small Business Magazine

2008 Annual Report

Corporate Profile

Credo Petroleum Corporation is an independent exploration and production company focused on adding oil and gas reserves through the drill bit and through the application of the company's patented fluid lift technology known as the Calliope Gas Recovery System$_{TM}$. The company's core operating areas are the Anadarko Basin of northwest Oklahoma and the Texas Panhandle, and along the Central Kansas Uplift. Credo is also engaged in the development of new fluid lift technologies that increase the recovery of natural gas stranded in low-pressure reservoirs. Credo's long record of creating value for its shareholders is rooted in outstanding people and the rigorous application of science.

Financial Data	**2008**	2007	Change
Income Per Share — Diluted	**$ .61**	$ .61	—
Oil & Gas Revenues	**$ 17,345,000**	$ 14,265,000	22%
Working Capital	**$ 24,160,000**	$ 12,511,000	93%
Shareholders' Equity	**$ 62,211,000**	$ 41,140,000	51%
Total Assets	**$ 80,560,000**	$ 55,349,000	46%
Common Shares Outstanding	**10,437,000**	9,295,000	12%

2008 Highlights

- Record operating income, up 42% to $8.2 million
- Second best earning in company history
- $16.7 million equity sale near market top
- Reserves down 4% on impact of low product prices at year end
- Central Kansas Uplift drilling success increased to 48%
- Central Kansas Uplift acreage expanded to almost 150,000 gross acres
- Entry into horizontal Bakken oil play

Forward Looking Statements

Forward-looking statements are made in this Annual Report to give the reader an indication of our business prospects, plans and objectives, and include statements relating to, among other things, our business strategy, success of new projects, expansion and growth of production and reserves, anticipated number of wells to be drilled, commencement date of drilling, drilling costs, growth, benefits and success of Calliope and reserve targets. Although we believe these statements are reasonable at this time, actual results, performance or achievements could differ materially from those stated. Readers should refer to the risks involved in making these statements, which are given on page 7 of our Form 10-K, contained herein.

Fellow Shareholders:



Credo had another excellent year in 2008, with record operating income and our second best earnings report. Of equal importance, we are off to an exceptionally strong start in 2009.

We have significantly diversified our business, both geographically and technically, in the last few years. We are also improving the balance between oil and natural gas in our reserve base.

Credo's long time shareholders know that we sometimes adopt contrarian business strategies. That was again the case in 2008. In view of historically high energy prices, we elected to monetize assets and to postpone drilling activity in anticipation of a correction.

Although those were difficult decisions at the time, with hindsight, we know they were good decisions. Credo is now exceptionally well positioned to be opportunistic in a distressed environment.

Time and again, we have proven that fiscal responsibility and top tier performance are not mutually exclusive.

This year marks Credo's thirtieth anniversary. During that time, we have experienced several economic and energy price cycles, some of which were devastating to our industry. I take great pride that Credo has been a solid company and a stable work place through all of those years. We have never laid-off employees or reorganized our business, and Credo has made a profit for its shareholders in 29 of 30 years.

In addition, Credo has been a consistent top tier performer. In 2008, Credo was again named one of *Forbes* Magazine's "200 Best Small Companies", the fourth time in the past eight years. This recognition adds to a long list of performance accolades from sources such as *Fortune Magazine's* "100 Fastest Growing Small Companies" and *USA Today's* "Best 25 Stocks in the Past 25 Years". We also often rank high in John S. Herold's exploration and production company performance statistics. It is a tribute to our employees and directors that Credo has been able to perform at this level without using debt.

In July 2008, we sold $16.7 million of equity capital at an opportune time. Earlier in 2008, we concluded that energy prices were unsustainably high and that our field costs had risen to excessive levels. That perspective was the primary driver behind our decision to postpone spending and to focus on raising capital.

We were among the earliest in our industry to adjust our business strategy in anticipation of a deteriorating business climate. Our decision came with the consequence that less drilling would cause production to decline. However, I believe the production decline has already been overcome by outstanding drilling success early in 2009. The company's operational and financial results for 2008 include the following:

- Record operating income, up 42% to $8.2 million
- Second best earnings in company history
- $16.7 million equity sale near market top
- Reserves down 4% on impact of low product prices at year-end
- Production down 16% due to strategic postponement of drilling
- Central Kansas Uplift drilling success increased to 48%
- Central Kansas Uplift acreage expanded to almost 150,000 gross acres
- Entry into horizontal Bakken oil play

A strong balance sheet and significant cash flow provide Credo great flexibility to increase capital spending.

Financial Strength. Credo has an excellent balance sheet and a strong financial condition, with ample cash and no debt. At October 31, 2008, working capital was $24,160,000. Total assets were $80,560,000, including cash and short-term investments of $25,376,000, and stockholders' equity was a record $62,211,000. Despite lower product prices, we expect increased 2009 production to generate strong operating cash flow.

Our strong financial position enables us to comfortably take large interests in Credo's wells. For example, we retained an average 70 percent working interest in the six wells that Credo has drilled so far in 2009. Some appear to be excellent wells, and I expect these to add substantially to Credo's production and reserves in 2009. In fact, I believe these wells have more than reversed the recent production decline.

Business Strategy. To deliver outstanding results, we must own high quality assets with a cost basis that will yield good returns in a variety of product price environments. Credo has an excellent portfolio of assets, and year after year our people have executed a well designed strategy that has produced outstanding long term results. During this downturn, we intend to expand the capabilities of our geoscience, engineering and land departments.

New technology is also a key part of our business strategy. Impressive advances in 3-D seismic have made it easier to unravel geological complexities and to locate previously hidden deposits of oil and gas. The Central Kansas Uplift play provides an excellent example of how 3-D technology has opened a mature area to another round of highly successful exploration. Another example is the new, multi-stage, high pressure fracture stimulation technology that we are using in our Oklahoma stacked carbonate reservoir play.

Proprietary Drilling Results. We recently announced that Credo participated in drilling a wildcat discovery well that flowed oil at impressive initial rates during completion testing. Seven hourly tests on an open choke yielded flow rates ranging between 900 and 1,100 barrels of oil per day when extrapolated to a 24 hour basis. There has not, however, been a sequential 24-hour test on an open choke. For competitive reasons, we have not disclosed any detailed ownership, location or technical information about the well. Due to low oil prices, production is being curtailed to between 100 and 200 barrels of oil per day. Confirmation drilling has yielded positive results.

During the last few years, we have successfully expanded into several oil plays in order to achieve better balance between oil and natural gas in our reserve base.

Oklahoma. Oklahoma drilling has historically been the primary driver for Credo's production growth. We own approximately 75,000 gross acres and have interests in almost 200 wells. After year-end, Credo completed two wells on its Pool\Proffitt Prospect to test multiple carbonate reservoirs using new fracture stimulation technology. Both appear to be very good wells, and there are up to 12 additional locations on Credo's acreage.

One of the wells is a new pool discovery in the Hunton formation. During the final 24-hour test, the well flowed 535 barrels of oil and an estimated 1.0 to 2.0 MMcfg (million cubic feet of gas) with virgin pressure. Due to low oil prices and the reservoir character, we are curtailing production to 100 barrels of oil per day. The well also found over 150 feet of potential pay in the Mississippian formation and 31 feet of excellent Chester pay. Credo owns a 50% working interest. The second well encountered over 150 feet of indicated pay in the Mississippian formation and 35 feet of excellent Chester formation. Credo owns a 73% working interest.

Central Kansas Uplift. We have achieved excellent drilling results on the Central Kansas Uplift. To date, Credo has participated in 33 wells on the Uplift, of which 48% have been successfully completed as oil producers. That outstanding success prompted us to increase Credo's leasehold position to almost 150,000 gross and 75,000 net acres. This acreage provides a good inventory of future drilling opportunities where Credo owns interests ranging up to 85 percent.

Drilling on the Uplift is relatively shallow and costs are moderate, yielding good economics even in the current product price environment. In addition, the project is oil targeted, thereby improving the balance between oil and natural gas in Credo's reserve base. We expect Kansas to make a major contribution to our reserve and production growth in 2009.

Texas Panhandle. During 2008, we purchased interests in over 3,800 gross acres in Hemphill County and assumed operatorship of 11 wells. The new acreage complements the company's Humphreys Prospect and brings our total acreage in the area to approximately 8,300 gross acres. We have drilled two successful wells on the acreage, and intend to drill more wells in 2009. Credo owns interests ranging up to 25%.

South Texas. Credo entered the South Texas joint venture to use 3-D seismic to explore for deep, highly faulted prospects. The high potential, 17,000-foot wildcat well drilled to test the Deep Wilcox sand on the Gemini Prospect confirmed the seismic interpretation and found porous sand. However, the sand was water wet and the well was plugged and abandoned. Credo received approximately $1,300,000 of cash for the prospect package and retained an 11.25% "carried interest" in the test well. The prospect package consists of two additional Deep Wilcox prospects which are geologically different from Gemini Prospect. They are being further evaluated, and if drilled, Credo will have an 11.25% carried interest in the next well.

Bakken Shale. Credo entered the horizontal Bakken oil play in 2008 by leasing about 4,700 acres in North Dakota. The new leases have five or ten year terms and they are located in the vicinity of the recently discovered and prolific Parshall Field. Based on 640 acre spacing units, Credo has interests in up to 27 well locations. Breakthroughs in precision horizontal drilling and multi-stage, high pressure fracture stimulations have made the Bakken shale a very active resource play. The U.S. Geological Survey recently estimated that the Bakken contains around 4.0 billion barrels of undiscovered oil.

Calliope Gas Recovery System. We are continuing to actively discuss commercial Calliope terms with several companies. We have proven beyond any doubt that Calliope will perform as advertised. Credo has previously published statistics on its Calliope wells which show finding costs of about $0.50 per Mcf and total costs to deliver gas into the pipeline of about $1.00 per Mcf. The statistics also show that Calliope is very low risk when installed on suitable wells.

Calliope's low finding and production costs have become increasingly attractive as the economics on many industry drilling projects deteriorate due to lower product prices. We also believe that lower natural gas prices may stimulate divestitures of marginal properties by other companies, including properties that have Calliope potential.

At year-end, Credo owned an exclusive license to the Calliope patents and the related technology. However, in order to establish absolute control over the technology and to eliminate future costs for individual well licenses, we recently purchased all of the underlying patents for $4,500,000. This acquisition also covers an exciting series of new patents, known as Tractor Seal, that is specifically designed to remove liquids from shallow wells more efficiently than existing technologies. If perfected, this new technology will be an excellent complement to Calliope's focus on deeper wells.

Natural Gas Price Hedging. Once again in 2008, we did a substantial amount of natural gas price hedging. Because gas prices have an enormous impact on our financial performance, we have a long-standing policy of actively managing prices through hedging. This plays an important role in maintaining the consistent long-term performance that creates confidence and credibility with all of our constituencies.

We are in an enviable position to build our business
in an opportunity rich environment.

Looking Ahead. We are off to an exceptionally strong start in 2009 with outstanding early drilling success. We also enter 2009 exceptionally well positioned to build on Credo's assets at good fundamental values in a cyclical downturn. The foundation of Credo today was built during the last severe energy price downturn. We expect this downturn to present an opportunity rich environment to expand our business and we are not opposed to using moderate leverage, if needed, to finance outstanding opportunities.

Looking ahead includes formulating a viable outlook regarding the future of the world economy and energy prices. To be successful, we must be correct about direction as well as timing. Based on our outlook, we must make some difficult business decisions. For example, we are curtailing certain new production due to low product prices because we do not think it is prudent to sell flush production into a low price environment. We are also postponing most of our drilling in anticipation of a significant reduction in the costs of equipment and field services.

Building a company that will prosper through the ups and downs of business cycles requires that we take a long term view. Our highly creative people generate opportunities to find and sell a product that is a consumer staple and a basic necessity in our society. With these fundamentals at the foundation of our business strategy, we have proven that Credo can achieve top tier performance while being fiscally responsible.

We appreciate your support, and we are always mindful of our duty to uphold the trust you have placed in us through your ownership of Credo shares.

James T. Huffman
Chief Executive Officer
January 31, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

_X_ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For The Fiscal Year Ended October 31, 2008

or

___ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number 0-8877

CREDO PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Colorado	84-0772991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1801 Broadway, Suite 900, Denver, Colorado 80202-3837
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (303) 297-2200

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.10 Par Value
(Title of class and shares outstanding)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: _____ Yes _X_ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: _____ Yes _X_ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. _X_ Yes _____ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Act.)

Large accelerated filer _____ Accelerated filer _X_ Non-accelerated filer _____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act. _____ Yes _X_ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of April 30, 2008, the end of the registrant's most recently completed second quarter was $78,774,000.

As of January 7, 2009, the registrant had 10,437,000 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to instruction G (3) to Form 10-K, Items 10, 11, 12, 13 and 14 are omitted because the company will file a definitive proxy statement (the "Proxy Statement") pursuant to Regulation 14A under the Securities Exchange Act of 1934 not later than 120 days after the end of the fiscal year. The information required by such items will be included in the Proxy Statement to be so filed for the company's annual meeting of shareholders to be held on or about March 19, 2009 and is hereby incorporated by reference.

NON-GAAP FINANCIAL MEASURES

In this Annual Report on Form 10-K, the company uses the term "EBITDA (Earning Before Unrealized Gains/Losses of Derivative Contracts, Interest, Taxes, Depreciation and Amortization)" which is considered a non-GAAP financial measure as defined in SEC Regulation S-K Item 10 and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a definition of this measure as used in this Annual Report on Form 10-K.

Estimated Future Net Revenues Discounted at 10% is not a GAAP measure of operating performance. This pre-tax, non-GAAP measure is used by the company in connection with estimating funds expected to be available in the future for drilling and other operating activities. See Item 2 PROPERTIES, Significant Properties, Estimated Proved Oil and Gas Reserves, and Future Net Revenues for a reconciliation of Estimated Future Net Revenues Discounted at 10% to the Standardized Measure of Discounted Future Net Cash Flows as shown in Note 9 to the company's Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Annual Report on Form 10-K, other than statements of historical facts, address matters that the company reasonably expects, believes or anticipates will or may occur in the future. Forward-looking statements may include, among other things, statements relating to:

- the company's future financial position, including working capital and anticipated cash flow;
- amounts and nature of future capital expenditures;
- projections of operating costs and other expenses;
- wells to be drilled or reworked including new drilling expectations;
- expectations regarding oil and natural gas prices and demand;
- existing fields, wells and prospects;
- diversification of exploration, capital exposure, risk and reserve potential of drilling activities;
- estimates of proved oil and natural gas reserves;
- expectations and projections regarding joint ventures;
- reserve potential;
- development and drilling potential;
- expansion and other development trends in the oil and natural gas industry;
- the company's business strategy;
- production and production potential of oil and natural gas;
- matters related to the Calliope Gas Recovery System, including projections for future use of Calliope and the success of Calliope;
- effects of federal, state and local regulation;
- adequacy of insurance coverage;
- employee relations;
- effectiveness of the company's hedging transactions;
- investment strategy and risk; and
- expansion and growth of the company's business and operations.

Although the company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Disclosure of important factors that could cause actual results to differ materially from the company's expectations, or cautionary statements, are included under "Risk Factors" and elsewhere in this Annual Report on Form 10-K, including, without limitation, in conjunction with the forward-looking statements. The following factors, among others that could cause actual results to differ materially from the company's expectations, include:

- unexpected changes in business or economic conditions;
- significant changes in natural gas and oil prices;
- timing and amount of production;
- unanticipated down-hole mechanical problems in wells or problems related to producing reservoirs or infrastructure;
- changes in overhead costs;
- material events resulting in changes in estimates; and
- competitive factors.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the company, or persons acting on the company's behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, the company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

CREDO Petroleum Corporation ("CREDO") was incorporated in Colorado in 1978. CREDO and its wholly owned subsidiaries, SECO Energy Corporation and United Oil Corporation ("SECO", "United" and collectively "the company"), are Denver, Colorado based independent oil and gas companies which engage primarily in oil and gas exploration, development and production activities in the Mid-Continent region of the United States. The company has operating activities in ten states and has thirteen full-time employees. CREDO is an active operator in Kansas, Wyoming, Colorado, Louisiana and Texas. United is an active operator doing business primarily in Oklahoma, and SECO primarily owns royalty interests in the Rocky Mountain region. References to years as used in this report indicate fiscal years ended October 31.

Business Activities

During 2008, the company continued implementation of new exploration projects in central Kansas, South Texas, and North Dakota, which projects are designed to sustain the company's growth by expanding and diversifying its business, both technically and geographically. These projects will also diversify the capital exposure, risk and reserve potential of the company's drilling activities.

The company's goal is to create steady growth by adding production and long-lived reserves at reasonable costs and risks. The strategy to achieve this goal involves drilling and increasing the number of Calliope installations. Third party industry participants are involved in most of the company's operating activities.

Historically, the company's primary drilling focus has been in the Anadarko Basin of Oklahoma where the company owns interests in approximately 70,000 gross acres. The company will continue generating prospects and drilling on this acreage concentrating on medium depth properties generally ranging from 7,000 to 11,000 feet. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations-Oil and Gas Activities-Drilling Activities-Northern Anadarko Basin" for additional information.

In recent years, the company has significantly expanded both the volume and breadth of its exploration program with new projects in South Texas and north-central Kansas. Compared to drilling in Oklahoma, the South Texas project involves higher costs and greater risks but significantly higher per well reserve potential. The South Texas project is 3-D seismic driven with well depths ranging from 10,000 to 17,000 feet. In South Texas, the initial test well on the Gemini Prospect resulted in a dry hole. The 17,000-foot well confirmed the seismic interpretation and found porous sand. However, the sand was water wet and the well was plugged and abandoned. CREDO received approximately $1,300,000 of cash for the multiple prospect package and retained an 11.25% "carried interest" in the test well.

The prospect package consists of two additional Deep Wilcox prospects located to the north of Gemini Prospect. These two prospects are structurally different and unique compared to the Gemini Prospect. Those prospects are being further evaluated, and if drilled, CREDO will have the same 11.25% carried interest in the next well as it did in the Gemini Prospect test well.

The north-central Kansas project is geared to oil exploration and has excellent potential to add significant reserves at moderate costs and risks. This project is also 3-D seismic driven with well depths of approximately 4,000 feet. Exploration teams for both projects specialize in their respective geographic areas and have been highly successful finding new reserves using 3-D seismic. The company's Kansas acreage is located in prolific oil producing areas where 3-D seismic has proven effective in identifying undrilled structures. Drilling targets the Lansing-Kansas City and Arbuckle formations at about 4,000 feet, making the cost of drilling very inexpensive in relation to potential reserve value. At October 31, 2008, 29 wells have been drilled on company acreage, of which 49% have been successful.

During the fourth quarter of fiscal 2008, the company acquired approximately 4,100 net acres on the Fort Berthold Reservation in North Dakota. The acreage is in the Bakken Shale Resource Play. The company believes that these projects have the potential to generate significant future production and reserve growth. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Oil and Gas Activities—Drilling Activities-Drilling Program Expansion and Diversification, South Texas, and North-Central Kansas" for additional information.

On November 6, 2008 the company purchased all of the patents underlying the Calliope gas recovery technology, all of the related third party interests in future installations of the technology and patents covering a new fluid lift technology for shallow wells known as Tractor Seal for $4,500,000.

The company owns the patents covering the Calliope Gas Recovery System ("Calliope") and has been instrumental in developing, testing, refining, and patenting the Calliope Gas Recovery System. Calliope efficiently lifts fluids from wellbores using pressure differentials, thus allowing gas previously trapped by fluid build-up in the wellbore to flow to the surface. Calliope is distinguished from all other fluid lift technologies because it does not rely on bottom-hole pressure and has only one down-hole moving part. Calliope is primarily applicable to mature natural gas wells in low pressure, natural gas expansion reservoirs at depths below 8,000 feet. External sources of capital have not been required for the development, refinement or installation of Calliope. The company has proven Calliope's economic viability and flexibility over a wide range of applications.

The company currently has Calliope installed on wells located in Oklahoma, Texas and Louisiana which include both sandstones and limestones in Chester, Cotton Valley, Edwards, Hart, Hunton, Morrow, Nodosaria, Red Fork and Springer reservoirs. Joint venture discussions were accelerated in fiscal year 2008 with two new agreements reached and others under negotiation at October 31, 2008. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations-Oil and Gas Activities-Calliope Gas Recovery Technology" for additional information.

The company acts as "operator" of approximately 130 wells pursuant to standard industry operating agreements. The company owns working interests in 314 producing wells and overriding royalty interests in 1,167 wells.

Markets and Customers

Marketing of the company's oil and gas production is influenced by many factors which are beyond the company's control, and the exact effect of which cannot be accurately predicted. These factors include changes in supply and demand, market prices, regulation, and actions of major foreign producers. Oil price fluctuations can be extremely volatile as was demonstrated when, during 2008, the posted price for West Texas intermediate in July reached more than $140.00 per barrel, then fell below $35.00 in December.

Natural gas price decontrol, the advent of an active spot market for natural gas, changes in supply and demand for natural gas, and weather patterns cause natural gas prices to be subject to significant fluctuations. The company presently sells virtually all of its natural gas under one to five year contracts with major pipeline companies. The sales price is typically based on monthly index prices for the applicable pipeline. Title to the natural gas normally passes to the pipeline at meters located near the wells. The index prices are reduced by certain pipeline charges.

Most of the company's natural gas production is located in northwestern Oklahoma. There has been significant consolidation among natural gas pipelines in this area, thereby reducing the number of available purchasers. In many instances, there may be only one viable pipeline option, which enables the pipeline to charge higher rates. The first leg of the Rocky Mountain Express pipeline was completed in early 2008 that transports gas from the Rocky Mountain region to northeast Missouri. The eastern extension of the pipeline connects with other pipelines that transport natural gas to the eastern United States. Until the eastern extension, extending to Ohio, is completed natural gas is being delivered into the mid-continent region which is creating excess supply and downward pricing pressure on mid-continent gas sales.

Over the past few years there has been increasing concern that a supply/demand imbalance has developed in domestic natural gas based on increasing demand and lower deliverability. This, together with rising oil prices, political unrest and uncertainty in some major producing regions, supply vulnerability to natural disasters, such as hurricanes, and active speculation in the natural gas futures market caused natural gas prices to become increasingly volatile. The economic downturn that commenced in the 2nd half of 2008 appears to have resulted in demand reductions at a time when supply has been increasing. The supply/demand imbalance pendulum has recently swung in the opposite direction, as evidenced by volatile price reductions experienced in the 2nd half of 2008. The Panhandle Eastern Pipeline natural gas index, the basis for most of the company's gas sales, has fallen from $11.07 per Mcf in July 2008 to $2.81 for November, 2008. The company expects natural gas prices to return to more historical levels but cannot reasonably predict the extent or timing of natural gas price fluctuations.

As discussed elsewhere in this Annual Report on Form 10-K, the company periodically hedges the price of a portion of its estimated natural gas production in the form of forward short positions and collars on the NYMEX futures market.

Oil production is sold to crude oil purchasing companies at competitive spot field prices. Crude oil and condensate production are readily marketable, and the company is generally not dependent on a single purchaser. Crude oil prices are subject to world-wide supply and demand, and are primarily dependent upon available supplies which can vary significantly depending on production and pricing policies of OPEC and other major producing countries and on significant events in major producing regions. Until recently, political unrest and market uncertainty in the Middle East, Africa, South America and former Soviet Union, OPEC's renewed cooperation in managing the price of its produced oil, and increased demand from countries with developing economies, such as China and India, have resulted in higher world-wide oil prices during the past several years. Recently the economic crisis that commenced in the 2nd half of 2008 has resulted in rapid global reductions in demand for oil. The effects of oversupply are evidenced by volatile price reductions experienced in the 2nd half of 2008. World wide prices for oil have declined approximately 70% since reaching peak levels in July 2008.

Information concerning the company's major customers is included in Note (10) to the Consolidated Financial Statements.

Competition and Regulation

The oil and gas industry is highly competitive. As a small independent, the company must compete against companies with substantially larger financial, human and other resources in all aspects of its business.

Oil and gas drilling and production operations are regulated by various federal, state and local agencies. These agencies issue binding rules and regulations which carry penalties, often substantial, for failure to comply. The company anticipates its aggregate burden of federal, state and local regulation will continue to increase particularly in the area of rapidly changing environmental laws and regulations. The company also believes that its present operations substantially comply with applicable regulations. To date, such regulations have not had a material effect on the company's operations, or the costs thereof. There are no known environmental or other regulatory matters related to the company's operations which are reasonably expected to result in material liability to the company. The company believes that capital expenditures related to environmental control facilities or other regulatory matters will not be material in 2009. The company cannot predict what subsequent legislation or regulations may be enacted or what effect they might have on the company's business.

ITEM 1A. RISK FACTORS

In evaluating the company, careful consideration should be given to the following risk factors, in addition to the other information included or incorporated by reference in this Annual Report on Form 10-K. Each of these risk factors could adversely affect the company's business, operating results and financial condition, as well as adversely affect the value of an investment in the company's common stock.

Volatility of oil and natural gas prices could adversely affect the company's profitability and financial condition.

The company's performance in terms of revenues, operating results, profitability, future rate of growth and the carrying value of its oil and natural gas properties is significantly impacted by prevailing market prices for oil and natural gas. Any substantial or extended decline in the price of oil or natural gas could have a material adverse effect on the company. It could reduce the company's operating cash flow as well as the value and, to a lesser degree, the quantity of its oil and natural gas reserves. See the table of oil and gas sales volumes and prices on page 13 for further information.

Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile. Relatively minor changes in supply or demand can have a significant effect on oil and natural gas prices. Some of the factors affecting oil and natural gas prices which are beyond the company's control include:

- worldwide and domestic supplies of oil and natural gas;
- worldwide and domestic demand for oil and natural gas;
- the ability of the members of OPEC to agree to and maintain oil price and production controls;
- political instability or armed conflict in oil or natural gas producing regions;
- worldwide and domestic economic conditions;
- the availability of transportation facilities;
- weather patterns; and
- actions of governmental authorities.

Competition for opportunities to replace and increase production and reserves is intense and could adversely affect the company.

Properties produce at a declining rate over time. In order to maintain current production rates the company must add new oil and natural gas reserves to replace those being depleted by production. Competition within the oil and natural gas industry is intense and many of the company's competitors have financial and other resources substantially greater than those available to the company. This could place the company at a disadvantage with respect to accessing opportunities to maintain, or increase, its oil and natural gas reserve base.

In the event that the company does not have adequate cash flow to fund operations, it may be required to use debt or equity financing.

The company makes, and will continue to make, significant expenditures to find, acquire, develop and produce oil and natural gas reserves. In the event of sustained low oil and gas prices, or if operating difficulties are encountered that result in cash flow from operations being less than expected, the company may have to reduce capital expenditures unless additional funds are raised through debt or equity financing. Debt or equity financing or cash generated by operations may not be available to the company in sufficient amounts or on acceptable terms to meet these requirements.

Future cash flows and the availability of financing will be subject to a number of variables, such as:

- the company's success in locating and producing new reserves;
- the level of production from existing wells; and
- prices of oil and natural gas;

Issuing equity securities to satisfy the company's financing requirements could cause substantial dilution to existing stockholders. Debt financing could also make the company more vulnerable to competitive pressures and economic downturns.

Reserve quantities and values are subject to many variables and estimates and actual results may vary.

This Annual Report on Form 10-K contains estimates of the company's proved oil and natural gas reserves and the estimated future net revenues from those reserves. Any significant negative variance in these estimates could have a material adverse effect on the company's future performance.

Reserve estimates are based on various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data.

Reserve estimates are dependent on many variables, and therefore, as more information becomes available, it is reasonable to expect that there will be changes to the estimates. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will most likely vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of reserves disclosed by the company. In addition, estimates of proved reserves will be adjusted in the future to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond the company's control.

As of October 31, 2008, approximately 33% of the company's estimated proved reserves are classified as proved undeveloped. Estimation of proved undeveloped reserves and proved developed non-producing reserves is generally based on volumetric calculations rather than the performance data used to estimate reserves for producing properties. Recovery of proved undeveloped reserves generally requires significant capital expenditures and successful drilling operations. Revenues from proved developed non-producing and proved undeveloped reserves will not be realized until some time in the future. The reserve estimate includes an estimate of the capital expenditures required to develop these reserves as well as the timing of such expenditures. Although the company has prepared estimates of its proved undeveloped reserves and the associated development costs in accordance with industry standards, they are based on estimates, and actual results may vary.

You should not interpret the present value of estimated reserves, or PV-10, as the current market value of reserves attributable to the company's properties. The 10% discount factor, which we are required to use to calculate PV-10 for reporting purposes, is not necessarily the most appropriate discount factor given actual interest rates and risks to which the company's business or the oil and natural gas industry in general are subject. The company has based the PV-10 on prices and costs as of the date of the reserve estimate, in accordance with applicable regulations. Actual future prices and costs may be materially higher or lower. In addition to the price volatility factors discussed above, factors that will affect actual future net cash flows, include:

- the amount and timing of actual production;
- curtailments or increases in consumption by oil and natural gas purchasers; and
- changes in governmental regulations or taxation.

As a result, the company's actual future net cash flows could be materially different from the estimates included in this Annual Report on Form 10-K.

Full cost pool ceiling subject to reserve values.

The company uses the full cost method of accounting for costs related to its oil and natural gas properties. Capitalized costs included in the full cost pool are depleted on an aggregate basis using the units-of-production method. A change in proved reserves without a corresponding change in capitalized costs will cause the depletion rate to increase or decrease.

Both the volume of proved reserves and any estimated future expenditures used for the depletion calculation are based on estimates such as those described under "Oil and Gas Reserves".

The capitalized costs in the full cost pool are subject to a quarterly ceiling test that limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and natural gas reserves discounted at 10 percent plus the lower of cost or market value of unproved properties less any associated tax effects. If such capitalized costs exceed the ceiling, the company will record a write-down to the extent of such excess as a non-cash charge to earnings, unless the company considers price increases subsequent to the balance sheet date which may reduce or eliminate a write-down. Any such write-down will reduce earnings in the period of occurrence and result in lower depreciation and depletion in future periods. A write-down may not be reversed in future periods, even though higher oil and natural gas prices may subsequently increase the ceiling.

The company's reserve quantities and values are concentrated in a relative few properties and fields.

The company's reserves, and reserve values, are concentrated in 68 properties which represent 24% of the company's total properties but a disproportionate 80% of the discounted value (at 10%) of the company's reserves. Individual wells on which Calliope is installed comprise 16% of these significant properties and 14% of the discounted reserve value of such properties. Reserves added during 2008 comprise 25% of these significant properties and 26% of the discounted reserve value of such properties.

Estimates of reserve quantities and values for these properties must be viewed as being subject to significant change as more data about the properties becomes available. Such properties include wells with limited production histories and properties with proved undeveloped or proved non-producing reserves. In addition, Calliope is generally installed on mature wells. As such, they contain older down-hole equipment that is more subject to failure than new equipment. The failure of such equipment, particularly casing, can result in complete loss of a well.

Competition for materials and services is intense and could adversely affect the company.

Major oil companies, independent producers, and institutional and individual investors are actively seeking oil and gas properties throughout the world, along with the equipment, labor and materials required to develop and operate properties. Shortages of equipment, labor or materials may result in increased costs or the inability to obtain such resources as needed. Many of the company's competitors have financial and technological resources which exceed those available to the company.

During 2008, the company experienced delays in securing drilling rigs and delivery of production equipment, primarily compressors and coil tubing. These delays extended the time it took the company to conduct its field operations. As a result, the company could be at risk for price increases related to these types of services and equipment.

Natural gas derivatives involve credit risk and may limit future revenues from price increases.

To manage the company's exposure to price risks associated with the sale of natural gas, the company periodically enters into derivative transactions for a portion of its estimated natural gas production. These transactions may limit the company's potential gains if natural gas prices were to rise substantially over the price established by the derivatives. In addition, such transactions may expose the company to the risk of financial loss in certain circumstances, including instances in which:

- the company's production is less than the amount hedged;
- the contractual counterparties fail to perform under the contracts; or
- a sudden, unexpected event, materially impacts natural gas prices.

The terms of the company's derivative agreements may also require that it furnish cash collateral, letters of credit or other forms of performance assurance in the event that mark-to-market calculations result in settlement obligations by the company to the counterparties, which would encumber the company's liquidity and capital resources.

The company’s derivatives are generally based on NYMEX prices but the company’s hedged production is primarily sold on a regional pipeline index price. The regional price is normally 15% to 17% below NYMEX prices. However, regional weather conditions and other economic factors, such as the current delay in completion of the eastern extension of the Rocky Mountain Express gas pipeline, resulting in excess natural gas supplies to the mid-continent region, can periodically result in substantially higher basis differentials. At October 31, 2008, the Oklahoma basis differential was 56% of the NYMEX price.

The company has elected not to designate its commodity derivatives as cash flow hedges for accounting purposes. Accordingly, such contracts are recorded at fair value on its Balance Sheet and changes in fair value are recorded in the Consolidated Statements of Operations as they occur.

The marketability of the company's natural gas production is dependent upon infrastructure, such as gathering systems, pipelines and processing facilities, that the company does not own or control.

The marketability of the company's natural gas production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities necessary to move the company's natural gas production to market. The company does not own this infrastructure and is dependent on other companies to provide it.

Oil and natural gas operations are inherently risky.

The oil and natural gas business involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, blow-outs, and encountering formations with abnormal pressures. The occurrence of any of these risks could result in losses. The company maintains insurance against some, but not all, of these risks. The occurrence of a significant event that is not fully insured could have a material adverse effect on the company's financial position and results of operations.

All of the company's oil and natural gas properties are located on-shore in the continental United States. The company's future drilling activities may not be successful, and its overall drilling success rate may change. Unsuccessful drilling activities could have a material adverse effect on the company's results of operations and financial condition. Also, the company may not be able to obtain the right to drill in areas where it believes there is significant potential for the company.

The company has recently expanded the volume and breadth of its exploration program with new drilling projects in South Texas. Compared to the company's Oklahoma drilling, the South Texas project involves higher costs and greater risks.

The company's operations are subject to a variety of regulatory constraints.

The production and sale of oil and natural gas are subject to a variety of federal, state and local government regulations. These include:

- the prevention of waste;
- the discharge of materials into the environment;
- the conservation of oil and natural gas;
- pollution;
- permits for drilling operations;
- drilling bonds;
- reports concerning operations;
- the spacing of wells; and
- the unitization and pooling of properties.

Because current regulations covering the company's operations are subject to change at any time, and despite its belief that it is in substantial compliance with applicable environmental and other government laws and regulations, the company could incur significant costs for future compliance.

Increases in taxes on energy sources may adversely affect the company's operations.

Federal, state and local governments which have jurisdiction in areas where the company operates impose taxes on the oil and natural gas products sold. Historically, there has been on-going consideration by federal, state and local officials concerning a variety of energy tax proposals. Such matters are beyond the company's ability to accurately predict or control.

The company is highly dependent on the services of one of its officers.

The company is highly dependent on the services of James T. Huffman, its Chief Executive Officer. The loss of Mr. Huffman could have a material adverse effect on the company.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The company does not have any unresolved comments from the Commission.

ITEM 2. PROPERTIES

General

The company's Oklahoma drilling activities are primarily located along the Northern Anadarko Basin of Oklahoma including the Oklahoma Panhandle where the company owns interests in approximately 70,000 gross developed and undeveloped acres. Specifically, drilling expenditures have been focused on prospects located in Harper, Ellis and Beaver Counties, Oklahoma. Wells target the Morrow and Chester formations between 7,000 and 11,000 feet.

The company's Kansas drilling activities provide diversification to the company's drilling program geographically and scientifically through the use of 3-D seismic to identify shallow oil prospects. The acreage is located in prolific oil producing areas where 3-D seismic has proven effective in identifying satellite structures near mature producing fields. Generally higher oil prices have justified using 3-D seismic technology to locate undrilled structures that are very difficult to find with old technology. Drilling targets the Lansing-Kansas City and Arbuckle formations at about 4,000 feet and, compared to the company's Northern Anadarko Basin and South Texas projects, is relatively low cost, low risk, and exclusively targets oil reserves in an effort to bring better product balance to the company's reserve base. The company has assembled about 139,000 gross (65,000 net) acres and is continuing to seek opportunities to increase its exposure to the play. The company owns working interests in the existing prospects ranging from 12.5% to 85%.

The company owns the exclusive right to the Calliope Gas Recovery System. The company has proven that Calliope will add 0.5 to 2.0 Bcf of proved gas reserves to many dead and uneconomic wells. The company believes there are presently many (more than 1,000) wells that meet its general criteria for Calliope candidate wells and thousands more that will meet its general Calliope criteria in the future.

On November 6, 2008 the company purchased all of the patents underlying the Calliope gas recovery technology, all of the related third party interests in future installations of the technology and patents covering a new fluid lift technology for shall wells known as Tractor Seal for $4,500,000.

Calliope operations were historically focused in Oklahoma where the company has a significant field operations infrastructure. Most Calliope wells are located in the Northern Anadarko Basin of Oklahoma. The company's current compilation of Calliope's track record shows Calliope installations on 25 wells located in Oklahoma, Texas and Louisiana. The Calliope wells include both sandstone and carbonate reservoirs including the Chester, Cotton Valley, Edwards, Hart, Hunton, Morrow, Nodosaria, Redfork and Springer formations. The Calliope wells range in depth from 6,400 to 18,400 feet. At the time Calliope was installed, 14 of the wells were dead, nine were uneconomic and two were marginal. There are 14 non-experimental Calliope wells. As a group, those wells were producing a total of 88 thousand cubic feet of gas per day at the time Calliope was installed. Since Calliope was installed, those wells have produced 0.0 billion cubic feet of gas and they now have estimated ultimate (8/8ths) Calliope reserves totaling 00.0 billion cubic feet of gas. Eleven of the Calliope wells are included in the company's Significant Properties.

For additional information regarding current year activities, including oil and gas production, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Significant Properties, Estimated Proved Oil and Gas Reserves, and Future Net Revenues

The company's reserves, and reserve values, are concentrated in 68 properties ("Significant Properties"). Some of the Significant Properties are individual wells and others are multi-well properties. At year-end, Significant Properties represent 24% of the company's total properties but a disproportionate 80% of the discounted value (at 10%) of the company's reserves. Individual Calliope wells comprise 16% of the Significant Properties and represent 14% of the discounted reserve value of such properties. Reserves added in 2008 comprise 25% of the Significant Properties and represent 26% of the discounted value of such properties.

Estimates of reserve quantities and values for certain Significant Properties must be viewed as being subject to significant change as more data about the properties becomes available. Such properties include wells with limited production histories (including post Calliope installation wells) and properties with proved undeveloped or proved non-producing reserves. In addition, Calliope wells are generally mature wells. As such, they contain older down-hole equipment that is more subject to failure than new equipment. The failure of such equipment, particularly casing, can result in complete loss of a well.

At October 31, 2008, LaRoche Petroleum Consultants, Ltd., an independent petroleum engineering firm, estimated proved reserves for all of the company's properties. In 2007 and 2006 McCartney Engineering, Inc., an independent petroleum engineering firm, estimated proved reserves for the company's properties which represented 64% in 2007 and 63% in 2006 of the total estimated future value of estimated reserves. In 2007 and 2006, remaining reserves were estimated by the company. At October 31, 2008, natural gas represented 78% and crude oil represented 22% of total reserves denominated in equivalent Mcf's using a six Mcf of gas to one barrel of oil conversion ratio.

The following table sets forth, as of October 31 of the indicated year, information regarding the company's proved reserves which is based on the assumptions set forth in Note (10) to the Consolidated Financial Statements where additional reserve information is provided. The average price used to calculate estimated future net revenues was $3.50, $5.89, and $6.32 per Mcf of gas and $62.25, $86.61, and $53.69 per barrel of oil as of October 31, 2008, 2007, and 2006, respectively. Amounts do not include estimates of future Federal and state income taxes.

Year	Gas (Mcf) *	Oil (bbls)*	Estimated Future Net Revenues	Estimated Future Net Revenues Discounted at 10%
2008	**15,525,000**	**710,000**	**$ 53,655,000**	**$ 32,330,000**
2007	16,973,000	591,000	$ 101,501,000	$ 62,071,000
2006	16,005,000	422,000	$ 84,861,000	$ 52,328,000

* The percentage of total reserves classified as proved developed was approximately 67% in 2008, 76% in 2007, and 87% in 2006.

Estimated Future Net Revenues Discounted at 10% is not a GAAP measure of operating performance. Because the company drills new wells on an ongoing basis, and plans to continue to do so in the future, it expects to continue to generate deferred income taxes which are not reasonably expected to be paid in the near term. This pre-tax, non-GAAP measure is used by the company in connection with estimating funds expected to be available in the future for drilling and other operating activities. The company believes that this performance measure may also be useful to investors for the same purpose. The difference between this measure and the Standardized Measure of Discounted Future Net Cash Flows From Reserves is that this measure excludes future income tax expense and the effect of the 10% discount factor on future income tax expense. The following table provides a reconciliation of Estimated Future Net Revenues Discounted at 10% to the Standardized Measure of Discounted Future Net Cash Flows as shown in Note 9 to the company's Consolidated Financial Statements.

	Year Ended October 31,		
	2008	2007	2006
Estimated future net revenues discounted at 10%......................	$ 32,330,000*	$ 62,071,000*	$ 52,328,000*
Future income tax expense	(9,119,000)	(24,967,000)	(20,747,000)
Effect of the 10% discount factor on future income tax expense	4,408,000	9,697,000	8,170,000
Standardized measure of discounted future net cash flows..................	$ 27,619,000	$ 46,801,000	$ 39,751,000

* The average price used to calculate estimated future net revenues was $3.50, $5.89 and $6.32 per Mcf of gas and $62.25, $86.61, and $53.69 per barrel of oil as of October 31, 2008, 2007, and 2006, respectively.

Production, Average Sales Prices and Average Production Costs

The company's net production quantities and average price realizations per unit for the indicated years are set forth below. Price realizations include realized derivative gains or losses.

	2008		2007		2006	
Product	**Volume**	**Price**	Volume	Price	Volume	Price
Gas (Mcf)	**1,545,000**	**$ 7.40**(1)	1,926,000	$ 6.78(2)	2,176,000	$ 6.11(3)
Oil (bbls)	**56,000**	**$ 99.28**	51,000	$ 60.95	41,000	$ 61.14

(1) Includes $0.25 Mcf realized natural gas hedging derivative loss.
(2) Includes $0.99 Mcf realized natural gas hedging derivative gain.
(3) Includes $0.12 Mcf realized natural gas hedging derivative loss.

Average production costs, including production taxes, per equivalent Mcf of production (using a six Mcf of gas to one barrel of oil conversion ratio) were $2.05, $1.51 and $1.40 per Mcfe in 2008, 2007, and 2006, respectively.

Productive Wells and Developed Acreage

Developed acreage at October 31, 2008 totaled 27,000 net and 82,000 gross acres. At October 31, 2008, the company owned working interests in 88.26 net (334 gross) wells consisting of 69.16 net (266 gross) natural gas wells and 19.1 net (68 gross) oil wells. In addition, the company owned royalty and production payment interests in approximately 1,169 wells, primarily coal bed methane, located in Wyoming. In 2008, the company sold 0.29 net (2 gross) wells. No wells were abandoned. In the same period, the company acquired interests in 6.14 net (23 gross) productive wells.

Undeveloped Acreage

The following table sets forth the number of undeveloped acres leased by the company (primarily located in the Mid-Continent and Rocky Mountain Regions) which will expire during the next five years (and thereafter) unless production is established in the interim. Undeveloped acres "held-by-production" represent the undeveloped portions of producing leases which will not expire until commercial production ceases.

Expiration Year Ending October 31,	Royalty Interest Acreage		Working Interest Acreage	
	Gross	Net	Gross	Net
2009	-	-	22,700	8,000
2010	3,300	100	48,300	14,500
2011	-	-	55,500	22,100
2012	-	-	1,000	100
2013	-	-	3,600	3,400
Thereafter	3,700	500	12,800	2,300
Held-By-Production	152,100	8,000	7,400	3,700
Total	159,100	8,600	151,300	53,100

In general, "royalty" interests are non-operated interests which are not burdened by costs of exploration or lease operations, while "working interests" have operating rights and participate in such costs.

Drilling

The following tables set forth the number of gross and net oil and gas wells in which the company has participated and the results thereof for the periods indicated.

Gross Wells							
Year Ended October 31,	Total Gross Wells	Exploratory			Development		
		Oil	Gas	Dry	Oil	Gas	Dry
2008[(1)]	**32**	**12**	**9**	**11**	**-**	**-**	**-**
2007	24	5	11	7	-	1	-
2006	27	1	9	13	1	3	-

(1) Of the gross wells drilled in 2008, four of the gas wells and three of the dry holes were operated by the company. The remaining wells represent company participations in wells operated by others.

Net Wells							
Year Ended October 31,	Total Net Wells	Exploratory			Development		
		Oil	Gas	Dry	Oil	Gas	Dry
2008[(1)]	**6.581**	**1.874**	**1.886**	**2.821**	**-**	**-**	**-**
2007	8.591	1.166	4.143	2.700	-	0.582	-
2006	10.421	0.300	3.184	5.029	0.306	1.602	-

(1) Of the net wells drilled in 2008, 1.380 net gas wells and 0.925 net dry holes were operated by the company. The remaining wells represent company participations in wells operated by others.

Insurance

The company believes that its existing insurance coverage is adequate to protect it from the risks associated with the ongoing operation of its business. This coverage includes commercial property, liability and auto, workers compensation, inland marine and excess liability.

Facilities and Employees

The company's corporate headquarters are located at 1801 Broadway, Suite 900, Denver, Colorado, in approximately 4,000 square feet occupied under a lease. The company believes that this space is adequate for its current needs. The company's current lease expires in April 2011.

As of October 31, 2008, the company had 13 employees. None of the company's employees is subject to a collective bargaining agreement, and the company considers relations with its employees to be good.

Company Website

Information related to the following items, among other information, can be found on the company's website at www.credopetroleum.com: (a) company filings with the Securities and Exchange Commission including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of 15(d) of the Exchange Act as soon as reasonably practicable after filing, (b) company press releases, (c) officers, directors and ten percent shareholders filings on Forms 3, 4 and 5, and (d) the company's Code of Ethics and Audit Committee Charter. The company's website is not a part of, or incorporated by reference in, this Annual Report on Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the company may be involved in litigation relating to claims arising out of the company's operations in the normal course of business. As of the date of this Annual Report on Form 10-K, the company has been named as a defendant in a lawsuit alleging breach of contract, and other issues, arising in the normal course of its oil and gas activities. The company believes that a contractual agreement requires that disputes be resolved by arbitration. Although the company believes the allegations are without merit and that the company will ultimately prevail, the ultimate outcome of this lawsuit, or arbitration, cannot be determined at this time.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2008

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The company's common stock is traded on the NASDAQ Global Market℠ under the symbol "CRED". Market quotations shown below were reported by the Financial Industry Regulatory Authority (FINRA) and represent prices between dealers excluding retail mark-up or commissions and may not necessarily represent actual transactions.

	2008		2007	
Quarter Ended	**High**	**Low**	High	Low
January 31	**$ 10.37**	**$ 7.95**	$ 13.27	$ 11.55
April 30	**$ 11.36**	**$ 8.57**	$ 16.00	$ 11.58
July 31	**$ 18.04**	**$ 9.93**	$ 14.60	$ 11.78
October 31	**$ 11.06**	**$ 6.03**	$ 11.92	$ 9.52

At January 7, 2009, the company had 2,451 shareholders of record. The company has never paid a cash dividend and does not expect to pay any cash dividends in the foreseeable future. Earnings are reinvested in business activities.

Issuer Purchases of Equity Securities.

During the fourth quarter of the fiscal year, the company repurchased 98,940 shares of its common stock on the open market at a weighted average price of $7.30. The purchases were made pursuant to a stock repurchase plan announced on September 24, 2008. The plan authorized repurchases up to $2,000,000, but could be expanded, suspended or discontinued at any time. Subsequent to October 31, 2008, and through January 5, 2009, the company has repurchased an additional 64,112 shares, bringing the total shares repurchased to 163,052 at an average price per share of $8.60.

Issuer Purchases of Equity Securities

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plan	Maximum dollar value of shares that may yet be purchased under the plan
September 1 - 30 2008	18,571	$ 7.38	18,571	$ 1,844,000
October 1 - 31 2008	80,369	$ 7.04	80,369	$ 1,278,000
Total	98,940		98,940	$ 1,278,000

Subsequent to October 31, 2008, and through January 5, 2008, the company has repurchased an additional 64,112 shares, bringing the total shares repurchased to 163,052 at an average price per share of $8.60.

Performance Graph

The following performance graph compares the cumulative total stockholder return on the company's common stock for the six-year period ended October 31, 2008 with the cumulative total return of the AMEX Natural Gas Index, and the Standard & Poor's 500 Stock Index. The identities of the companies included in the index will be provided upon request.


Comparison of 6 Year Cumulative Total Return
October 2008
Assumes Initial Investment of $100
700
600
500
400
300
200
100
-
2001
2002
2003
2004
2005
2006
2007
2008
2009
CREDO PETROLEUM
S&P 500 INDEX
AMEX Oil & Gas Index

	October 31						
	2002	2003	2004	2005	2006	2007	2008
CREDO Petroleum Corporation	$ 100	$ 259	$ 310	$ 610	$ 440	$ 329	$ 296
Standard & Poor's 500 Stock Index	100	119	128	136	156	175	109
AMEX Natural Gas Index	100	152	210	299	335	443	340

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth certain financial information with respect to the company and is qualified in its entirety by reference to the historical financial statements and notes thereto of the company included in Item 8, "Financial Statements and Supplementary Data." The statement of operations and balance sheet data included in this table for each of the five years in the period ended October 31, 2008 were derived from the audited financial statements and the accompanying notes to those financial statements.

	Years Ended October 31,				
	2008	2007	2006	2005	2004
Audited Financial Information					
Statement of Operations Data:					
Oil and gas sales	**$ 17,345,000**	$ 14,265,000	$ 16,103,000	$13,862,000	$10,084,000
Oil and gas production expense	**3,861,000**	3,375,000	3,407,000	2,759,000	2,075,000
Depreciation, depletion and amortization	**3,583,000**	3,666,000	3,642,000	2,402,000	1,747,000
General and administrative	**1,637,000**	1,397,000	1,291,000	1,117,000	1,171,000
Income from operations	**8,264,000**	5,827,000	7,763,000	7,584,000	5,091,000
Realized hedge gains(losses)	**(1,113,000)**	1,909,000	(266,000)	(719,000)	(717,000)
Unrealized hedge gains(losses)	**1,301,000**	(454,000)	1,327,000	182,000	(857,000)
Investment and other income(loss)	**(291,000)**	819,000	654,000	146,000	343,000
Interest expense	**8,000**	26,000	42,000	37,000	39,000
Income before income taxes	**8,153,000**	8,075,000	9,436,000	7,156,000	3,821,000
Net income	**5,993,000**	5,760,000	6,836,000	5,153,000	2,751,000
Net income per share(1):					
Basic	**$ 0.62**	$ 0.62	$ 0.74	$ 0.57	$ 0.30
Diluted	**$ 0.61**	$ 0.61	$ 0.72	$ 0.55	$ 0.30
Weighted-average shares outstanding(1):					
Basic	**9,697,000**	9,280,000	9,207,000	9,080,000	9,036,000
Diluted	**9,758,000**	9,395,000	9,482,000	9,367,000	9,282,000
Balance Sheet Data:					
Working capital	**24,160,000**	12,511,000	10,073,000	7,697,000	5,611,000
Total assets	**80,650,000**	55,349,000	47,759,000	37,844,000	30,976,000
Long-term obligations:					
Deferred income taxes-net	**11,117,000**	9,204,000	8,039,000	5,978,000	4,605,000
Asset retirement obligation	**1,338,000**	1,016,000	954,000	929,000	748,000
Exclusive license agreement obligation	**-**	85,000	163,000	233,000	297,000
Stockholders' equity	**62,211,000**	41,140,000	34,767,000	26,947,000	20,920,000
Unaudited Operating Data					
Production Volumes:					
Gas (Mcf)	**1,545,000**	1,926,000	2,176,000	1,830,000	1,710,000
Oil (Bbls)	**56,000**	51,000	41,000	37,000	41,000
Mcfe	**1,880,000**	2,234,000	2,422,000	2,050,000	1,960,000
Avg. sales price before realized derivative gains & losses:					
Per Mcf	**$ 7.65**	$ 5.79	$ 6.24	$ 6.55	$ 5.02
Per Bbls	**$ 99.28**	**$** 60.95	$ 61.14	$ 50.90	$ 36.57
Avg. sales price after realized derivative gains & losses:					
Per Mcf	**$ 7.40**	$ 6.78	$ 6.11	$ 6.16	$ 4.60
Per Bbls	**$ 99.28**	$ 60.95	$ 61.14	$ 50.90	$ 36.57
Reserves(2):					
Gas (Mcf)	**15,525,000**	16,973,000	16,005,000	15,516,000	15,273,000
Oil (Bbls)	**710,000**	591,000	422,000	386,000	407,000
Mcfe	**19,788,000**	20,517,000	18,537,000	17,835,000	17,717,000
Estimated future net revenues	**$ 53,655,000**	$ 101,501,000	$ 84,861,000	$136,878,000	$77,612,000
Estimated future net revenues discounted at 10%	**$ 32,330,000**	$ 62,071,000	$ 52,328,000	$81,209,000	$44,551,000

(1) The effect of the three for two stock splits in 2005 and 2004 are reflected in all historical share and per share data.

(2) See Footnote 10 to the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operations

Summary – During 2008, the company's operations were focused on its two core projects -- drilling in the Mid-Continent area of the U.S. and application of its Calliope Gas Recovery System. During the past several years, the company has significantly expanded the volume and breadth of its drilling activities by diversifying geographically, scientifically, and in terms of capital, risk and reserve potential. The company has also implemented a program to increase the volume of its Calliope applications by joint venturing with other companies.

These activities are discussed in greater detail below.

The company believes that, in combination, its drilling and Calliope projects provide an excellent (and possibly unique) balance for achieving its goal of adding long-lived oil and natural gas reserves and production at reasonable costs and risks. However, it should be expected that successful results will occur unevenly for both the drilling and Calliope projects. Drilling results are dependent on both the timing of drilling and on the drilling success rate. Calliope results are primarily dependent on the timing, volume and quality of Calliope installations available to the company.

The company will continue to actively pursue adding reserves through its two core projects in fiscal 2009, and expects these activities to be a reliable source of reserve additions. However, the timing and extent of such activities can be dependent on many factors which are beyond the company's control, including but not limited to, the availability of oil field services such as drilling rigs, production equipment and related services, and access to wells for application of the company's patented gas recovery system on low pressure gas wells. The prevailing price of oil and natural gas has a significant effect on demand and, thus, the related cost of such services and wells.

During the year, the company experienced delays in securing delivery of production equipment, primarily compressors and coil tubing. These delays extended the time to conduct field operations in general, and in particular related to installations of Calliope systems.

Results of Operations

In 2008, oil and gas revenues increased 22% to $17,345,000 compared to $14,265,000 in 2007. The increase was due to a 63% increase in oil prices and a 32% increase in gas prices (excluding realized derivative gains and losses) partially offset by a 16% decrease in gas equivalent production. As the oil and gas price/volume table on page 22 shows, total gas price realizations, which reflect realized derivative transactions, increased 9% to $7.40 per Mcf and oil price realizations increased to $99.28 per barrel. The net effect of these price realization changes was to increase oil and gas sales by $3,252,000 (vs. $5,547,000 increase without derivative gains and losses). Realized derivative losses were $1,113,000 in 2008 compared to gains of $1,909,000 in 2007. During the same period, the company's gas equivalent production fell 16% resulting in a decrease in oil and gas sales of $2,467,000. Unrealized derivative gains were $1,301,000 in FY 2008 compared to unrealized losses of $454,000 in 2007. Investment and other income decreased primarily due to market place declines impact on the company's investments.

In 2008, total costs and expenses rose 7.6% to $9,081,000 compared to $8,438,000 in 2007. Oil and gas production expenses increased 14% due primarily to the addition of new wells and escalating field service costs. General and administrative expenses increased 17% primarily due to increases in salaries and benefits, accounting and professional fees. The effective tax rate was 26.5% and 28.7% for the 2008 and 2007 periods, respectively. The variation from statutory rate is primarily due to percentage depletion.

In 2007, oil and gas revenues decreased 11% to $14,265,000 compared to $16,103,000 in 2006. The decrease was due to a 7% decline in gas prices (excluding realized derivative gains and losses) and an 8% decrease in gas equivalent production. As the oil and gas price/volume table on page 22 shows, total gas price realizations, which reflect realized hedging transactions, increased 11% to

$6.78 per Mcf and oil price realizations fell to $60.95 per barrel. The net effect of these price realization changes was to increase oil and gas sales by $1,187,000 (vs. $988,000 decrease without derivatives). Realized derivative gains were $1,909,000 in 2007 compared to losses of $266,000 in 2006. During the same period, the company's gas equivalent production fell 8% resulting in a decrease in oil and gas sales of $849,000. Unrealized derivative losses were $454,000 in FY 2007 compared to unrealized gains of $1,327,000 in 2006. Investment and other income increased primarily due to improved performance from the company's investments.

In 2007, total costs and expenses rose 1% to $8,438,000 compared to $8,340,000 for 2006. Oil and gas production expenses fell 1% due primarily to reduced taxes associated with lower production. General and administrative expenses increased 8% primarily due to increases in professional fees related to compliance with Sarbanes-Oxley regulations. Interest expense relates to the Calliope exclusive license agreement note payment. The effective tax rate was 28.7% and 27.6% for the 2007 and 2006 periods, respectively.

Liquidity and Capital Resources

At October 31, 2008, working capital increased 93% to $24,160,000, compared to $12,511,000 at October 31, 2007, primarily due to the sale of 1,150,000 shares of newly issued common stock. For the year ended October 31, 2008, net cash provided by operating activities was $12,293,000 compared to $11,674,000 for the same period in 2007. The difference is primarily due to differences in non-cash unrealized gains/losses from derivatives of $1,755,000 between 2007 and 2008, a change in net proceeds from short-term investments from 2007 to 2008 of $3,480,000 and a decrease in accounts payable and accrued liabilities from 2007 to 2008 of $285,000 and an increase in trade receivables from 2007 to 2008 of $759,000. Investing activities primarily included oil and gas exploration and development expenditures, including Calliope, totaling $12,528,000 and $9,144,000, in 2008 and 2007. Financing activities primarily included the sale of common stock of $15,095,000 net of transaction costs in 2008, the purchase of treasury stock of $722,000 and $506,000 and proceeds from exercise of stock options of $637,000 and $368,000 in 2008 and 2007, respectively.

The company's earnings before unrealized gains/losses on derivative contracts, interest, taxes, depreciation, depletion and amortization, ("EBITDA") was $11,744,000 for the year ended October 31, 2008 and $11,767,000 for the prior year. EBITDA is not a GAAP measure of operating performance. The company uses this non-GAAP performance measure primarily to compare its performance with other companies in the industry that make a similar disclosure. The company believes that this performance measure may also be useful to investors for the same purpose. Investors should not consider this measure in isolation or as a substitute for operating income, or any other measure for determining the company's operating performance that is calculated in accordance with GAAP. In addition, because EBITDA is not a GAAP measure, it may not necessarily be comparable to similarly titled measures employed by other companies. A reconciliation between EBITDA and net income is provided in the table below:

	For The Year Ended October 31,		
	2008	2007	2006
RECONCILIATION OF EBITDA:			
Net Income	**$ 5,993,000**	$ 5,760,000	$ 6,836,000
Add Back(Deduct):			
Interest Expense	**8,000**	26,000	42,000
Income Tax Expense	**2,160,000**	2,315,000	2,600,000
Depreciation, Depletion and Amortization Expense	**3,583,000**	3,666,000	3,642,000
EBITDA	**$ 11,744,000**	$11,767,000	$13,120,000

The average return, loss, on the company's investments for the year ended October 31, 2008 and 2007 was a loss of 2.0% and a gain of 11.0%, respectively. At October 31, 2008, approximately 92% of the investments consist primarily of professionally managed limited partnerships which include investments that are not publicly traded and may have less readily determinable market values. The company is in the process of liquidating these investments. Remaining investments are directly invested in mutual funds and were managed by professional money managers. Most of the investments are liquid and the company believes they represent a responsible approach to cash management. In the company's opinion, the greatest investment risk is the potential for negative market impact from unexpected, major adverse news.

Existing working capital and anticipated cash flow are expected to be sufficient to fund operations and capital requirements for at least the next 12 months. At October 31, 2008, the company had no lines of credit or other bank financing arrangements except for the hedging line of credit discussed in Note 1 to the Consolidated Financial Statements. Because earnings are anticipated to be reinvested in operations, cash dividends are not expected to be paid. The company has no defined benefit plans and no obligations for post retirement employee benefits.

As of October 31, 2008, the company had the following known contractual obligations:

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Exclusive license obligation(1)	$ 85,000	$ 85,000	$ -	$ -	$ -
Operating lease obligations	78,000	32,000	46,000	-	-
Total	$ 163,000	$ 117,000	$ 46,000	$ -	$ -

(1) Subsequent to October 31, 2008, the company purchased the patents underlying the license agreement and eliminated this commitment.

Impact of Current Credit Markets

As the company exited the fourth quarter of fiscal 2008, oil and natural gas prices had declined sharply from their recent record levels. In addition, recent problems in the credit markets, steep stock market declines, financial institution failures and government bail-outs provide evidence of a weakening United States and global economy. As a result of the market turmoil and price decreases, oil and gas companies with high debt levels and lack of liquidity have been and will continue to be negatively impacted. However, the company does not expect to be significantly impacted by these recent events. The company has no debt and is in a financially-strong position due to its past strategies. The company anticipates its cash on hand and operating cash flow will adequately fund planned capital expenditures and other capital uses over the near-term.

Off-Balance Sheet Arrangements

The company has no off-balance sheet arrangements at October 31, 2008.

Product Prices and Production

Refer to Item 1., "Markets and Customers", for discussion of oil and gas prices and marketing.

Oil and natural gas sales volume and price realization comparisons for the indicated years ended October 31 are set forth below. Price realizations include realized hedging gains and losses.

	2008	2007	2006
Price Realization			
Natural Gas			
Net wellhead price received (per Mcf)	**$ 7.65**	$ 5.79	$ 6.23
Effects of derivative gains (losses) (per Mcf)[1]	**(0.25)**	0.99	(0.12)
Net price realization (per Mcf)	**$ 7.40**	$ 6.78	$ 6.11
% Change	**9%**	11%	(1%)
Oil			
Net wellhead price received (per Bbl)	**$ 99.28**	$ 60.95	$ 61.14
Effects of derivative gains (losses) (per Bbl)	**-**	-	-
Net price realization (per Bbl)	**$ 99.28**	$ 60.95	$ 61.14
% Change	**63%**	0%	20%
Total Sales Volumes			
Natural Gas (Mcf)	**1,545,000**	1,926,000	2,176,000
% Change	**(20%)**	(11%)	19%
Oil (Bbl)	**56,000**	51,000	41,000
% Change	**9%**	24%	11%
Total equivalent production (Mcfe)	**1,880,000**	2,234,000	2,422,000
% Change	**(16%)**	(8%)	18%

(1) Effects of realized gains (losses) on natural gas hedging derivative contracts.

Although product prices are key to the company's ability to operate profitably and to budget capital expenditures, they are beyond the company's control and are difficult to predict. Since 1991, the company has periodically hedged the price of a portion of its estimated natural gas production when the potential for significant downward price movement is anticipated. Derivative transactions typically take the form of forward short positions and collars on the NYMEX futures market, and are closed by purchasing offsetting positions.

The company has elected not to designate its commodity derivatives as cash flow hedges for accounting purposes. Accordingly, such contracts are recorded at fair value on its Balance Sheet and changes in fair value are recorded in the Consolidated Statements of Operations as they occur.

Open derivative contracts at October 31, 2008 are indexed to the NYMEX and are represented by short positions. Actual price realizations in the company's principal areas of operations (primarily Oklahoma) are expected to be 15% to 17% below NYMEX prices primarily due to basis differentials. However, regional weather conditions and other economic factors, such as the current delay in completion of the eastern extension of the Rocky Mountain Express gas pipeline, resulting in excess natural gas supplies to the mid-continent region, can periodically result in substantially higher basis differentials. At October 31, 2008, the Oklahoma basis differential was 56% of the NYMEX price.

The company has a hedging line of credit with its bank which is available, at the discretion of the company, to meet margin calls. To date, the company has not used this facility and maintains it only as a precaution related to possible margin calls. The maximum credit line available is $5,900,000 with interest calculated at the prime rate. The facility is unsecured and has covenants that require the company to maintain $3,000,000 in cash or short term investments, none of which are required to be maintained at the company's bank, and prohibits funded debt in excess of $500,000. The line expires November 15, 2010.

Oil and Gas Activities

Capital Spending. Capital spending in 2008 totaled $14,948,000, consisting primarily of additions to oil and gas properties. Subsequent to fiscal year end, the company purchased all of the Calliope Gas Recovery System patents and all of the remaining third party right, title and interest in the Calliope technology. In addition, the company purchased all of the patents for its new Tractor Seal fluid lift technology together with all third party right, title and interest in the technology The Tractor Seal technology is currently in the development state and, except for the patents, the company has not yet provided public disclosure regarding the technology. The total purchase price was $4,500,000.

Drilling Activities

Northern Anadarko Basin – The company owns a significant inventory of acreage (approximately 70,000 gross acres) located along the northern portion of the Anadarko Basin where it conducts an active drilling program. Wells generally target the Morrow, Oswego and Chester formations between 7,000 and 11,000 feet. The company expects to drill a substantial number of additional wells on this acreage.

During the year, the company drilled thirteen wells on its Oklahoma properties. Of those, eleven are producers and two were dry holes. Subsequent to fiscal year end, the company drilled three wells in Oklahoma, all of which appear to be commercial producers. During the final 24-hour test, a new deeper pool discover well on the company's 1,280 gross acre Pool\Proffitt prospect produced oil and gas at high rates from the Hunton formation with virgin pressure. Electric logs and drilling and completion data indicate that the Chester and Mississippian formations are also productive in the well. However, completion of the up-hole zones will be delayed in order to more fully evaluate the Hunton zone potential. The company owns a 47% working interest and is the operator. About one mile to the north on the Pool\Proffitt prospect, another well is currently being completed in the Mississippian and Chester formations. The company owns a 73% working interest and is the operator. A third well is currently being completed for production in Carter County in which the company owns a 44% working interest. The new well will develop two deeper Deese formation oil sands and the Woodford formation, both of which electric logs indicate are productive.

In Southern Oklahoma, the company is participating in three waterflood projects as part of its overall strategy to improve the oil ratio in its reserve base. In Carter County, CREDO owns 17% of the Southeast Hewitt waterflood unit which has already produced 703,000 barrels of oil. The company also owns about 22% in Phase 1, and 12.3% in Phase 2, of a Twin Forks Deese sand waterflood unit that has recently been formed. In Love County, CREDO owns 13% in Phase 1, and 9.5% in Phase 2, of the Eastman Hills waterflood unit that is installed and operational.

In Hemphill County, Texas, the company has purchased interests in over 6,000 gross acres and has taken over as operator of 11 wells. The new acreage complements the company's existing prospect acreage and brings its total acreage in the area to approximately 9,000 gross acres.

South Texas – In South Texas, the initial test well on the Gemini Prospect resulted in a dry hole. The 17,000-foot well confirmed the seismic interpretation and found porous sand. However, the sand was water wet and the well was plugged and abandoned. CREDO received approximately $1,300,000 of cash for the multiple prospect package and retained an 11.25% "carried interest" in the test well.

The prospect package consists of two additional Deep Wilcox prospects located north of the Gemini Prospect. These two prospects are structurally different and unique compared to the Gemini Prospect. Those prospects are being further evaluated, and if drilled, CREDO will have an 11.25% carried interest in the first well.

Elsewhere in South Texas, the company has purchased a 15.5% working interest in the Escobas Field. A new 15,500-foot Wilcox well has been drilled in which the company has a small carried interest. That well is currently producing 2.7 MMcfd (million cubic of gas per day) on a 12/64ths choke.

Central Kansas Uplift – The company further expanded the volume and breadth of its exploration program with a new drilling project in central Kansas and Nebraska. The project provides diversification to the company's drilling program geographically and scientifically through the use of 3-D seismic to identify shallow oil prospects. The acreage is located in prolific oil producing areas where 3-D seismic has proven effective in identifying satellite structures near mature producing fields. Higher oil prices have justified using 3-D seismic technology to locate undrilled structures that are very difficult to find with old technology. Drilling targets the Lansing-Kansas City and Arbuckle formations at about 4,000 feet and, compared to the company's Northern Anadarko Basin and South Texas projects, is relatively low cost, low risk, and exclusively targets oil reserves in an effort to bring better product balance to the company's reserve base. The company has assembled about 141,000 gross (66,000 net) acres and is continuing to seek opportunities to increase its exposure to the play. The company owns working interests in the existing prospects ranging from 12.5% to 85%. The company's recent drilling results have improved significantly as it continues to find the keys to successful seismic and geologic interpretation. At October 31, 2008, the company has participated in drilling a total of 29 wells on the acreage, of which 48% have been successfully completed as oil producers. Well depths range from 3,500 to 4,000 feet and drilling costs are moderate.

The company has recently drilled a wildcat well on a 2,150 gross acre seismically defined prospect. Production pipe has been set through the Lansing-Kansas City formation. The well is classified as a "tight hole", meaning that detailed information is not being released for proprietary business reasons. CREDO owns an 85% working interest in the prospect and is the operator. Development drilling is scheduled.

North Dakota – During 2008 the company expanded its exploration program into North Dakota and acquired approximately 4,200 gross acres (4,100 net) in the Fort Berthold Indian Reservation area of the Bakken shale play.

Calliope Gas Recovery Technology

Calliope's Track Record – The company's current compilation of Calliope's track record shows Calliope installations on 25 wells located in Oklahoma, Texas and Louisiana. The Calliope wells produce from both sandstone and carbonate reservoirs including the Chester, Cotton Valley, Edwards, Hart, Hunton, Morrow, Nodosaria, Redfork and Springer formations. The Calliope wells range in depth from 6,400 to 18,400 feet. These wells represent rigorous applications for Calliope because at the time Calliope was installed, 14 of the wells were dead (an average of two to three years), nine were uneconomic and two were marginal. In addition, prior to the time Calliope was installed, many of the reservoirs were damaged by the "parting shots" of previous operators. Twenty-three of the wells were acquired from other operators after the operators had given-up on these wells. The previous operators were mostly medium to large independent oil and gas companies.

Initial Calliope production rates range up to 650 Mcfd and average per well Calliope reserves for non-experimental wells are estimated to be 1.0 Bcf. One of the company's early Calliope installations, the J.C. Carroll well, has now produced over 1.1 billion cubic feet of gas using Calliope.

The 25 Calliope applications are grouped into two categories – experimental wells and non-experimental wells, also referred to as "go-forward" applications. Eleven of the 25 wells are experimental applications and 14 are go-forward applications. Experimental wells generally represent the first experimental application of a Calliope configuration in a wellbore. For example, the first installation of Calliope inside a particular tubing size is classified as an experimental application.

Calliope has achieved compelling results on these less than ideal wells. For example, the entire group of 14 non-experimental wells were producing a total of only 88 Mcfd when Calliope was installed. Without Calliope, the wells represented a substantial plugging liability. However, with Calliope, those same 14 wells have now produced an approximate incremental 4.2 Bcfe to date, and they are still producing substantial quantities of gas. With Calliope and depending on natural gas prices at the time gas is produced, the 14 wells are projected to have estimated ultimate incremental Calliope reserves ranging from 11 to 14 Bcfe depending primarily on the effect that natural gas prices have on well economics.

Calliope has proven to be a low risk and low cost liquid lift technology. The average cost of a Calliope system is $400,000 for a 12,000-foot application. Based on average per well Calliope reserves of 1.0 Bcfe for go-forward applications, cost of Calliope in terms of units of natural gas reserves added is low compared to industry averages. Based on current natural gas prices, Calliope can economically be installed on wells which will yield significantly less than 1.0 Bcf of Calliope reserves. This will enable the company to significantly expand the range of Calliope applications to include many low permeability reservoirs, possibly including those in shale and other "resource plays".

Realizing Calliope's value continues to be one of the company's top priorities. The company has been focused on three fronts to increase the number of Calliope installations: expanding the geographic region for purchasing Calliope candidate wells from third parties, joint ventures with larger companies, and drilling wells into low-pressure gas reservoirs for the purpose of using Calliope to recover stranded natural gas reserves.

Purchasing Calliope Candidate Wells – The company has Calliope operations in Oklahoma, Texas and Louisiana, and considers Texas and Louisiana to be very fertile areas for Calliope. Accordingly, the company opened a Houston office to focus exclusively on purchasing wells for Calliope and on Calliope joint ventures.

During most of 2008, higher natural gas prices made it increasingly difficult for the company to purchase wells for its Calliope system. In addition, higher gas prices provided the incentive for other companies to perform high risk procedures ("parting shots") in an attempt to revive wells prior to abandoning or selling the wells. These parting shots often result in severe reservoir damage that renders wells unsuitable for Calliope. Accordingly, viable Calliope candidate wells available to be purchased by the company were very restricted.

Joint Ventures With Third Parties – In an effort to increase the number of Calliope installations, the company has been discussing joint ventures with larger companies. Presentations have been made to a select group of companies, including majors and large independents. All of the companies have expressed an interest in Calliope. Two joint venture agreements were completed during 2007, and joint venture discussions are in progress with a number of companies, including evaluation of candidate wells.

Calliope Drilling Project – The company believes that there is a huge amount of gas stranded in abandoned and low pressure reservoirs that, depending on natural gas prices, can be economically recovered using Calliope. It believes drilling new wells for Calliope into such reservoirs will provide a repeatable opportunity to lease large areas for systematic re-development. In addition, new wells allow optimum casing and tubular sizes to be installed which will substantially improve reserves and production compared to installing Calliope on existing wells where undersized tubulars often restrict Calliope's optimum performance.

Current low natural gas prices may delay such drilling projects until prices recover.

For example, the company entered into a joint venture to purchase an 11,000-foot well located in East Texas. The previous operator drilled the well and encountered low reservoir pressure. After unsuccessful attempts to make the well produce, the operator sold the well to the company joint venture for salvage value. Calliope was installed and immediately made the well a highly commercial producer. The well provided a successful test of the Calliope drilling concept and demonstrated that Calliope will successfully solve liquid loading problems that are difficult to address with other liquid lift technologies.

Reserves. Refer to Item 2, "Properties, Significant Properties, Estimated Proved Oil and Gas Reserves and Future Net Revenues", for information regarding oil and gas reserves.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The company bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. Although actual results may differ from these estimates under different assumptions or conditions, the company believes that its estimates are reasonable and that actual results will not vary significantly from the estimated amounts. The company believes the following accounting policies and estimates are critical in the preparation of its consolidated financial statements: the carrying value of its oil and natural gas properties, the accounting for oil and natural gas reserves, and the estimate of its asset retirement obligations.

Derivatives. The company has elected not to designate its commodity derivatives as cash flow hedges for accounting purposes. Accordingly, such contracts are recorded at fair value on its balance sheet and changes in fair value are recorded in the Consolidated Statements of Operations as they occur.

Oil and Gas Properties. The company uses the full cost method of accounting for costs related to its oil and natural gas properties. Capitalized costs included in the full cost pool are depleted on an aggregate basis using the units-of-production method. Depreciation, depletion and amortization is a significant component of oil and natural gas properties. A change in proved reserves without a corresponding change in capitalized costs will cause the depletion rate to increase or decrease.

Both the volume of proved reserves and any estimated future expenditures used for the depletion calculation are based on estimates such as those described under "Oil and Gas Reserves" below.

The capitalized costs in the full cost pool are subject to a quarterly ceiling test that limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and natural gas reserves discounted at 10 percent plus the lower of cost or market value of unproved properties less any associated tax effects. If such capitalized costs exceed the ceiling, the company will record a write-down to the extent of such excess as a non-cash charge to earnings, unless the company considered price increases subsequent to the balance sheet date which may reduce or eliminate a write-down. Any such write-down will reduce earnings in the period of occurrence and result in lower depreciation and depletion in future periods. A write-down may not be reversed in future periods, even though higher oil and natural gas prices may subsequently increase the ceiling.

Periodically market conditions can result in a significant increase in the differential between the NYMEX price for natural gas and the regional price index that is utilized to value the company’s reserves.

Changes in oil and natural gas prices have historically had the most significant impact on the company's ceiling test. In general, the ceiling is lower when prices are lower. Even though oil and natural gas prices can be highly volatile over weeks and even days, the ceiling calculation dictates that prices in effect as of the last day of the test period be used and held constant. The resulting valuation is a snapshot as of that day and, thus, is generally not indicative of a true fair value that would be placed on the company's reserves by the company or by an independent third party. Therefore, the future net revenues associated with the estimated proved reserves are not based on the company's assessment of future prices or costs, but rather are based on prices and costs in effect as of the end the test period.

Oil and Gas Reserves. The determination of depreciation and depletion expense as well as ceiling test write-downs related to the recorded value of the company's oil and natural gas properties are highly dependent on the estimates of the proved oil and natural gas reserves. Oil and natural gas reserves include proved reserves that represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. There are numerous uncertainties inherent in estimating oil and natural gas reserves and their values, including many factors beyond the company's control. Accordingly, reserve estimates are often different from the quantities of oil and natural gas ultimately recovered and the corresponding lifting costs associated with the recovery of these reserves.

The company's reserves, and reserve values, are concentrated in 68 properties ("Significant Properties"). Some of the Significant Properties are individual wells and others are multi-well properties. At October 31, 2008, the Significant Properties represent 24% of the company's total properties but a disproportionate 80% of the discounted value (at 10%) of the company's reserves. Individual wells on which the company's patented Calliope liquid lift system is installed comprise

16% of the Significant Properties and represent 14% of the discounted reserve value of such properties. Reserves added in 2008 comprise 25% of the Significant Properties and represent 26% of the discounted value of such properties.

Estimates of reserve quantities and values for certain Significant Properties must be viewed as being subject to significant change as more data about the properties becomes available. Such properties include wells with limited production histories and properties with proved undeveloped or proved non-producing reserves. In addition, the company's patented Calliope liquid lift system is generally installed on mature wells. As such, they contain older down-hole equipment that is more subject to failure than new equipment. The failure of such equipment, particularly casing, can result in complete loss of a well. Historically, performance of the company's wells has not caused significant revisions in its proved reserves.

Price changes will affect the economic lives of oil and gas properties and, therefore, price changes may cause reserve revisions. Price changes have resulted in estimated reserve revisions in fiscal year 2008. Compared with fiscal year end 2007, natural gas prices have decreased 30% and oil prices have decreased 22%. These price decreases resulted in a 14.5% reduction in estimated proved reserves.

One measure of the life of the company's proved reserves can be calculated by dividing proved reserves at fiscal year end 2008 by production for fiscal year 2008. This measure yields an average reserve life of 10.5 years. Since this measure is an average, by definition, some of the company's properties will have a life shorter than the average and some will have a life longer than the average. The expected economic lives of the company's properties may vary widely depending on, among other things, the size and quality, natural gas and oil prices, possible curtailments in consumption by purchasers, and changes in governmental regulations or taxation. As a result, the company's actual future net cash flows from proved reserves could be materially different from its estimates.

Asset Retirement Obligations. Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" requires that the company estimate the future cost of asset retirement obligations, discount that cost to its present value, and record a corresponding asset and liability in its Consolidated Balance Sheets. The values ultimately derived are based on many significant estimates, including future abandonment costs, inflation, useful life, and cost of capital. The nature of these estimates requires the company to make judgments based on historical experience and future expectations. Revisions to the estimates may be required based on such things as changes to cost estimates or the timing of future cash outlays. Any such changes that result in upward or downward revisions in the estimated obligation will result in an adjustment to the related capitalized asset and corresponding liability on a prospective basis.

Recent Accounting Pronouncements

In March 2008, the FASB issued Statement No. 161 (FAS 161), "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133," which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance and cash flows. FAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. FAS 161 is effective for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years (fiscal 2010 for the company). The Company is in the process of determining the effects the adoption of FAS 161 will have on its financial statement disclosures.

In December, 2007 the FASB issued FSAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.* This Statement provides all entities with an option to report selected financial assets and liabilities at fair value. The Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007, with early adoption available in certain circumstances. The company does not expect to elect the options provided by FAS 159.

In December, 2007 the FASB issued FSAS No. 157, *Fair Value Measurements*. This Statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. However, the application of this Statement may change how fair value is determined. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The company will adopt FAS 157 for the first quarter of fiscal 2009 and does not expect a material impact on its financial statements.

In November 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combination* (FAS 141(R)) and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* (FAS 160). FAS 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. FAS 141(R) and FAS 160 are effective for both public and private companies for fiscal years beginning on or after December 15, 2008 (fiscal 2010 for the Company). FAS 141(R) will be applied prospectively. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 will be applied prospectively. Early adoption is prohibited for both standards. Management is currently evaluating the requirements of FAS 141(R) and FAS 160 and has not yet determined the impact on its financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company manages exposure to commodity price fluctuations by periodically hedging a portion of estimated natural gas production through the use of derivatives, typically collars and forward short positions in the NYMEX futures market. At October 31, 2008 open derivative contracts covered 830 MMBtus at NYMEX prices ranging from $8.00 to $10.60 and covered the production months of November, 2008 through October, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Product Prices and Production" for more information on the company's hedging activities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements **Page**

CONSOLIDATED BALANCE SHEETS
October 31, 2008 and 2007

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

ASSETS	**2008**	2007
Current assets:		
Cash and cash equivalents	**$ 22,332,000**	$ 7,285,000
Short-term investments	**3,044,000**	6,383,000
Receivables:		
Trade	**995,000**	602,000
Accrued oil and gas sales	**1,733,000**	1,647,000
Derivative assets	**1,745,000**	443,000
Other current assets	**205,000**	55,000
Total current assets	**30,054,000**	16,415,000
Long-term assets:		
Oil and gas properties, at cost, using full cost method:		
Unevaluated oil and gas properties	**12,280,000**	7,791,000
Evaluated oil and gas properties	**59,730,000**	51,691,000
Less: accumulated depreciation, depletion and amortization of oil and gas properties	**(25,554,000)**	(22,108,000)
Net oil and gas properties	**46,456,000**	37,374,000
Intangible assets, net of accumulated amortization of $595,000 in 2008 and $501,000 in 2007	**1,079,000**	198,000
Compressor and tubular inventory to be used in development of oil and gas properties	**2,592,000**	1,090,000
Other, net	**379,000**	272,000
Total assets	**$ 80,560,000**	$ 55,349,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 3,857,000**	$ 1,639,000
Revenue distribution payable	**982,000**	979,000
Other accrued liabilities	**931,000**	852,000
Income taxes payable	**124,000**	434,000
Total current liabilities	**5,894,000**	3,904,000
Long-term liabilities:		
Deferred income taxes, net	**11,117,000**	9,204,000
Exclusive license obligation, less current obligations of $85,000 in 2008 and $77,000 in 2007	**-**	85,000
Asset retirement obligation	**1,338,000**	1,016,000
Total liabilities	**18,349,000**	14,209,000
Commitments:	**-**	-
Stockholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized, none issued	**-**	-
Common stock, $.10 par value, 20,000,000 shares authorized, 10,660,000 shares issued in 2008 and 9,510,000 shares issued in 2007	**1,066,000**	951,000
Capital in excess of par value	**31,352,000**	15,913,000
Treasury stock, at cost, 223,000 shares in 2008, and 215,000 shares in 2007	**(982,000)**	(506,000)
Retained earnings	**30,775,000**	24,782,000
Total stockholders' equity	**62,211,000**	41,140,000
Total liabilities and stockholders' equity	**$ 80,560,000**	$ 55,349,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Years Ended October 31, 2008

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	2008	2007	2006
Oil and gas sales	**$ 17,345,000**	$ 14,265,000	$ 16,103,000
Costs and expenses:			
Oil and gas production	**3,861,000**	3,375,000	3,407,000
Depreciation, depletion and amortization	**3,583,000**	3,666,000	3,642,000
General and administrative	**1,637,000**	1,397,000	1,291,000
	9,081,000	8,438,000	8,340,000
Income from operations	**8,264,000**	5,827,000	7,763,000
Other income and (expense)			
Gains (losses) from derivatives			
Realized	**(1,113,000)**	1,909,000	(266,000)
Unrealized	**1,301,000**	(454,000)	1,327,000
	188,000	1,455,000	1,061,000
Investment and other income (loss)	**(291,000)**	819,000	654,000
Interest (expense)	**(8,000)**	(26,000)	(42,000)
	(111,000)	2,248,000	1,673,000
Income before income taxes	**8,153,000**	8,075,000	9,436,000
Income taxes	**(2,160,000)**	(2,315,000)	(2,600,000)
Net income	**$ 5,993,000**	$ 5,760,000	$ 6,836,000
Basic net income per share	**$ .62**	$ .62	$ .74
Diluted net income per share	**$ .61**	$ .61	$ .72
Weighted average number of shares of common stock and dilutive securities:			
Basic	**9,697,000**	9,280,000	9,207,000
Diluted	**9,758,000**	9,395,000	9,482,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Three Years Ended October 31, 2008

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	Common Stock Shares	Common Stock Amount	Capital In Excess Of Par Value	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, October 31, 2005	9,510,000	$ 951,000	$13,935,000	$(125,000)	$12,186,000	$26,947,000
Net income	-	-	-	-	6,836,000	6,836,000
Exercise of common stock options	-	-	710,000	125,000	-	835,000
Compensation expense related to stock options	-	-	209,000	-	-	209,000
Tax Benefit for FAS 123R option expense	-	-	(60,000)	-	-	(60,000)
Balance, October 31, 2006	9,510,000	951,000	14,794,000	-	19,022,000	34,767,000
Net income	-	-	-	-	5,760,000	5,760,000
Purchase of treasury stock	-	-	-	(506,000)	-	(506,000)
Exercise of common stock options	-	-	368,000	-	-	368,000
Compensation expense related to stock options	-	-	153,000	-	-	153,000
Tax benefit from exercise of stock options	-	-	598,000	-	-	598,000
Balance, October 31, 2007	9,510,000	951,000	15,913,000	(506,000)	24,782,000	41,140,000
Net income	-	-	-	-	5,993,000	5,993,000
Sale of common stock	1,150,000	115,000	16,560,000	-	-	16,675,000
Payment of transactions costs	-	-	(1,580,000)	-	-	(1,580,000)
Purchase of treasury stock	-	-	-	(722,000)	-	(722,000)
Exercise of common stock options	-	-	294,000	246,000	-	540,000
Compensation expense related to stock options	-	-	68,000	-	-	68,000
Tax benefit from exercise of stock options	-	-	97,000	-	-	97,000
Balance, October 31, 2008	10,660,000	$1,066,000	$31,352,000	$(982,000)	$30,775,000	$62,211,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Years Ended October 31, 2008

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	2008	2007	2006
Cash flows from operating activities:			
Net income	**$ 5,993,000**	$ 5,760,000	$ 6,836,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	**3,583,000**	3,666,000	3,642,000
ARO liability accretion	**51,000**	36,000	40,000
Unrealized (gains) losses from derivatives	**(1,301,000)**	454,000	(1,327,000)
Deferred income taxes	**1,913,000**	1,763,000	2,001,000
(Gain)loss on short-term investments	**618,000**	(603,000)	(480,000)
Compensation expense related to stock options granted	**68,000**	153,000	209,000
Other	**63,000**	26,000	(22,000)
Changes in operating assets and liabilities:			
Proceeds from short-term investments	**2,721,000**	1,544,000	551,000
Purchase of short-term investments	**-**	(1,700,000)	(200,000)
Trade receivables	**(393,000)**	316,000	226,000
Accrued oil and gas sales	**(86,000)**	175,000	813,000
Other current assets	**(150,000)**	16,000	174,000
Accounts payable and accrued liabilities	**(477,000)**	(192,000)	667,000
Income taxes payable	**(310,000)**	260,000	(157,000)
Net cash provided by operating activities	**12,293,000**	11,674,000	12,973,000
Cash flows from investing activities:			
Additions to oil and gas properties	**(9,544,000)**	(9,144,000)	(11,746,000)
Proceeds from sale of oil and gas properties	**-**	310,000	670,000
Changes in other long-term assets	**(1,652,000)**	84,000	(20,000)
Additions to intangible assets	**(975,000)**	-	-
Net cash used in investing activities	**(12,171,000)**	(8,750,000)	(11,096,000)
Cash flows from financing activities:			
Sale of common stock	**15,095,000**	-	-
Proceeds from exercise of stock options	**637,000**	368,000	835,000
Purchase of treasury stock	**(722,000)**	(506,000)	-
Principal payment on exclusive license obligation	**(85,000)**	(78,000)	(70,000)
Net cash provided (used) by financing activities	**14,925,000**	(216,000)	765,000
Increase in cash and cash equivalents	**15,047,000**	2,708,000	2,642,000
Cash and cash equivalents:			
Beginning of period	**7,285,000**	4,577,000	1,935,000
End of period	**$ 22,332,000**	$ 7,285,000	$ 4,577,000
Supplemental Cash Flow Information:			
Cash paid during the period for income taxes	**$ 447,000**	$ 371,000	$ 620,000
Cash paid during the period for interest	**$ 8,000**	$ 26,000	$ 30,000
Additions to oil & gas properties included in current liabilities	**$ 3,127,000**		

See accompanying notes to consolidated financial statements.

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of CREDO Petroleum Corporation and its wholly owned subsidiaries (the "company"). The company engages in oil and gas acquisition, exploration, development and production activities in the United States. All significant intercompany transactions have been eliminated. All references to years in these Notes refer to the company's fiscal October 31 year.

Cash, Cash Equivalents, and Short-Term Investments

Cash equivalents consist of liquid investments with original maturities of three months or less. At October 31, 2008, approximately 92% of short-term investments consist primarily of professionally managed limited partnerships which include investments that are not publicly traded and may have less readily determinable market values. The company is in the process of liquidating these investments. The partnerships are invested primarily in financial instruments. Unrealized gains on limited partnerships are not significant. Remaining short term investments are directly invested in mutual funds and were managed by professional money managers. Short-term investments are classified as "trading" and are stated at fair value with realized and unrealized gains and losses immediately recognized.

Concentration of Credit Risk

Substantially all of the company's receivables are within the oil and natural gas industry, primarily from purchasers of oil and gas and from joint interest owners. These receivables are due from many companies with collectability being dependent upon the financial wherewithal of each individual company as well as the general economic conditions of the industry. The receivables are not collateralized. In any event that monthly JIB receivables become delinquent, the company has the ability to net the receivables against revenue distributions to the delinquent account. To date the company has had minimal bad debts.

Fair Value of Financial Instruments

The company's financial instruments including cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short-term maturity of these instruments.

Revenue Recognition

The company derives its revenue primarily from the sale of produced natural gas and crude oil. The company reports revenue gross for the amounts received before taking into account production taxes and transportation costs which are reported as separate expenses. Revenue is recorded in the month production is delivered to the purchaser at which time title changes hands, the sales method. Payment is generally received between 30 and 90 days after the date of production. The company makes estimates of the amount of production delivered to purchasers and the prices it will receive. The company uses its knowledge of its properties; their historical performance; the anticipated effect of weather conditions during the month of production; NYMEX and local spot market prices; and other factors as the basis for these estimates. Variances between estimates and the actual amounts received are recorded when payment is received, or when better information is available.

A majority of the company's sales are made under contractual arrangements with terms that are considered to be usual and customary in the oil and gas industry. The contracts are for periods of up to five years with prices determined based upon a percentage of a pre-determined and published monthly index price. The terms of these contracts have not had an effect on how the company recognizes its revenue.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved oil and natural gas reserve quantities and the related present value of estimated future net cash flows therefrom.

Oil and Gas Properties

The company uses the full cost method of accounting for costs related to its oil and natural gas properties. Capitalized costs included in the full cost pool are depleted on an aggregate basis using the units-of-production method. Depletion costs per Mcfe (thousand cubic feet equivalent) were $1.83, $1.59 and $1.46 in 2008, 2007 and 2006 respectively. A change in proved reserves without a corresponding change in capitalized costs will cause the depletion rate to increase or decrease.

All costs incurred in the acquisition, exploration, and development of properties (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes, and overhead related to exploration and development activities) and the fair value of estimated future costs of site restoration, dismantlement, and abandonment activities are capitalized. For the years ended October 31, 2008, 2007, and 2006, the company capitalized $403,000, $316,000, and $330,000 of general and administrative costs, respectively.

Both the volume of proved reserves and any estimated future expenditures used for the depletion calculation are based on estimates such as those described under "Oil and Gas Reserves" below.

The capitalized costs in the full cost pool are subject to a quarterly ceiling test that limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and natural gas reserves discounted at 10 percent plus the lower of cost or market value of unproved properties less any associated tax effects. If such capitalized costs exceed the ceiling, the company will record a write-down to the extent of such excess as a non-cash charge to earnings, unless the company considers price increases subsequent to the balance sheet date which may reduce or eliminate a write-down. Any such write-down will reduce earnings in the period of occurrence and result in lower depreciation and depletion in future periods. A write-down may not be reversed in future periods, even though higher oil and natural gas prices may subsequently increase the ceiling.

Changes in oil and natural gas prices have historically had the most significant impact on the company's ceiling test. In general, the ceiling is lower when prices are lower. Even though oil and natural gas prices can be highly volatile over weeks and even days, the ceiling calculation dictates that prices in effect as of the last day of the test period be used and held constant. The resulting valuation is a snapshot as of that day and, thus, is generally not indicative of a true fair value that would be placed on the company's reserves by the company or by an independent third party. Therefore, the future net revenues associated with the estimated proved reserves are not based on the company's assessment of future prices or costs, but rather are based on prices and costs in effect as of the end of the test period.

Oil and Gas Reserves

The determination of depreciation and depletion expense as well as ceiling test write-downs related to the recorded value of the company's oil and natural gas properties are highly dependent on the estimates of the proved oil and natural gas reserves. Oil and natural gas reserves include proved reserves that represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. There are numerous uncertainties inherent in estimating oil and natural gas reserves and their values, including many factors beyond the company's control. Accordingly, reserve estimates are often different from the quantities of oil and natural gas ultimately recovered and the corresponding lifting costs associated with the recovery of these reserves. See Note 9 for further discussion of reserve estimates and the related uncertainties.

Intangible Assets

Intangible assets are carried at cost less accumulated amortization. Amortization is calculated on a ratable basis over the expected useful life of the asset. Intangible assets are periodically reviewed for indications of impairment and if impairment has occurred, the asset is written down to its expected realizable value.

Asset Retirement Obligations.

The company estimates the future cost of asset retirement obligations, discounts that cost to its present value, and records a corresponding asset and liability in its Consolidated Balance Sheets. The values ultimately derived are based on many significant estimates, including future abandonment costs, inflation, useful life, and cost of capital. The nature of these estimates requires the company to make judgments based on historical experience and future expectations. Revisions to the estimates may be required based on such things as changes to cost estimates or the timing of future cash outlays. Any such changes that result in upward or downward revisions in the estimated obligation will result in an adjustment to the related capitalized asset and corresponding liability on a prospective basis. A reconciliation of the company's asset retirement obligation liability is as follows:

	October 31,	
	2008	2007
Beginning asset retirement obligation	**$ 1,016,000**	$ 954,000
Accretion expense	**51,000**	36,000
Obligations incurred	**259,000**	46,000
Obligations settled	-	-
Change in estimate	**12,000**	(20,000)
Ending asset retirement obligation	**$ 1,338,000**	$ 1,016,000

Environmental Matters

Environmental costs are expensed or capitalized depending on their future economic benefit. Costs that relate to an existing condition caused by past operations with no future economic benefit are expensed. Liabilities for future expenditures of a non-capital nature are recorded when future environmental expenditures and/or remediation is deemed probable and the costs can be reasonably estimated. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Long-Lived Assets

The company applies SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to long-lived assets not included in oil and gas properties. Under SFAS No. 144, all long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is recognized when the carrying value of a long-lived asset is not recoverable and exceeds its fair value.

Income Taxes

The company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the use of the asset and liability method of computing deferred income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the book basis and the tax basis of the company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

Natural Gas Derivatives

The company periodically uses derivatives as economic hedges of the price of a portion of its estimated natural gas production when the potential for significant downward price movement is anticipated. These transactions typically take the form of forward short positions and collars based upon the NYMEX futures market, and are closed by purchasing offsetting positions. Such contracts do not exceed estimated production volumes and are authorized by the company's Board of Directors. Contracts are expected to be closed as related production occurs but may be closed earlier if the anticipated downward price movement occurs or if the company believes that the potential for such movement has abated.

The company has elected not to designate its commodity derivatives as cash flow hedges for accounting purposes. Accordingly, such contracts are recorded at fair value on its Balance Sheet and changes in fair value are recorded in the Consolidated Statements of Operations as they occur.

The company had realized hedging losses of $1,113,000 in 2008, gains of $1,909,000 in 2007 and losses of $266,000 in 2006. The company had unrealized gains on derivative contracts in 2008 of $1,301,000, $1,327,000 in 2006, and losses of $454,000 in 2007. At October 31, 2008 open derivative contracts covered 830 MMBtus at NYMEX basis prices ranging from $8.00 to $10.60, and cover the production months of November 2008 through October 2009.

The company has a hedging line of credit with its bank which is available, at the discretion of the company, to meet margin calls. To date, the company has not used this facility and maintains it only as a precaution related to possible margin calls. The maximum credit line available is $5,900,000 with interest calculated at the prime rate. The facility is unsecured and has covenants that require the company to maintain $3,000,000 in cash or short term investments, none of which are required to be maintained at the company's bank, and prohibits funded debt in excess of $500,000. The line expires November 15, 2010.

Stock-Based Compensation

The company's 2007 Stock Option Plan (the "Plan"), was approved by the shareholders at the Annual Meeting of Shareholders on March 22, 2007 and authorizes the granting of incentive and nonqualified options to purchase shares of the company's common stock. The maximum number of shares that may be made subject to grants is 1,000,000. The Plan is administered by the Board of Directors which determines the terms pursuant to which any option is granted. The Plan provides that upon a change in control of the company, options then outstanding will immediately vest and the company will take such actions as are necessary to make all shares subject to options immediately salable and transferable. Plan activity is set forth below. The company's 1997 Stock Option Plan, which was similar in all respects to the 2007 Plan, expired on July 29, 2007. No additional options can be granted under the 1997 Plan. However, all outstanding options granted under the 1997 Plan will continue to be governed by the terms of the 1997 Plan.

The fair value of the stock option grants are amortized over the respective vesting period using the straight-line method and assuming no forfeitures. Based on the historical experience of the company, forfeitures are not significant. Compensation expense related to stock options included in General and Administrative Expense for the years ended October 31, 2008, 2007 and 2006 is $68,000, $153,000 and $209,000, respectively. The estimated unrecognized compensation cost from unvested options as of October 31, 2008 was approximately $224,000, which is expected to be recognized over an average period of 3.0 years.

The following table summarizes stock option activity in the company's stock-based compensation plans for the years ended October 31, 2008, 2007 and 2006.

	Number of shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)	Number of shares exercisable
Outstanding at November 1, 2005	485,064	5.78	3,512,000	348,114
Exercised	143,813)	5.81	2,227,000	
Cancelled	(26,249)	8.82		
Outstanding at October 31, 2006	315,002	5.52	2,363,000	266,939
Granted at fair value	40,000	12.78		
Exercised	(84,187)	4.39	704,000	
Cancelled	(564)	5.93		
Outstanding at October 31, 2007	270,251	6.94	875,000	236,918
Granted at premium to fair value ...	53,706	14.31		
Exercised	(91,188)	5.93	415,000	
Outstanding at October 31, 2008	232,769	9.04	394,000	157,397

(1) The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option.

Stock options, except those granted at a premium in 2008, are granted at the fair market value of one share of Common Stock on the date of grant. Options granted to non-employee directors vest 1/3 immediately and 1/3 on each subsequent anniversary. Options granted to non-director officers and other employees vest over three to four years. All outstanding options had a term of ten years at the date of grant.

The fair value of each option granted in 2008, 2007 and 2006 was estimated using the Black-Scholes option pricing model.

The following assumptions were used to compute the weighted average fair value of options granted during the periods presented.

	2008	2007	2006
Expected life of options	5 years	2.5 years	N/A - No grants in 2006
Risk free interest rates	2.93%	4.58%	
Estimated volatility	49.41%	50.84%	
Dividend yield	0.00%	0.00%	
Weighted average fair market value of options granted during the year.	$ 3.15	$ 4.47	

The following table summarizes information about options outstanding at October 31, 2008.

Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 5.93	139,063	4.6	$ 5.93	$ 394,000	139,063	5.93	394,000
12.78	40,000	8.1	12.78	-	18,334	12.78	-
14.31	53,706	9.9	14.31	-	-	14.31	-
$ 5.93 - $14.31	232,769	6.4	$ 9.04	$ 394,000	157,397	6.73	$ 394,000

Per Share Amounts

Basic income per share is computed using the weighted average number of shares outstanding. Diluted income per share reflects the potential dilution that would occur if stock options were exercised using the average market price for the company's stock for the period. Total potential dilutive shares based on options outstanding at October 31, 2008 were 60,976.

The company's calculation of earnings per share of common stock is as follows:

	Year Ended October 31,								
	2008			2007			2006		
	Net Income	Shares	Net Income Per Share	Net Income	Shares	Net Income Per Share	Net Income	Shares	Net Income Per Share
Basic earnings per share.......	$5,993,000	9,697,000	$.62	$5,760,000	9,280,000	$.62	$6,836,000	9,207,000	$.74
Effect of dilutive shares of common stock from stock options...	-	61,000	(.01)	-	115,000	(.01)	-	275,000	(.02)
Diluted earnings per share.......	$5,993,000	9,758,000	$.61	$5,760,000	9,395,000	$.61	$6,836,000	9,482,000	$.72

Reclassifications

Certain 2007 and 2006 amounts have been reclassified to conform to current year presentation. Such reclassifications had no effect on net income or shareholders' equity.

Recent Accounting Pronouncements

On December 29, 2008 the Securities and Exchange Commission announced final approval of new requirements for reporting oil and gas reserves to be effective in January 2010. The new disclosure requirements provide for consideration of new technologies in evaluating reserves, allow companies to disclose their probable and possible reserves to investors, report oil and gas reserves using an average price based on the prior 12-month period rather than year-end prices, and revise the disclosure requirements for oil and gas operations. The accounting for the limitation on capitalized costs for full cost companies will also be revised. The new rule is expected to be effective for years ending on or after December 31, 2009, although the transition may be extended. The company has not yet evaluated the effects on its financial statements and disclosures.

In March 2008, the FASB issued Statement No. 161 (FAS 161), "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133," which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance and cash flows. FAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. FAS 161 is effective for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years (fiscal 2010 for the company). The Company is in the process of determining the effects the adoption of FAS 161 will have on its financial statement disclosures.

In December, 2007 the FASB issued FSAS No.157, *Fair Value Measurements*. This Statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. However, the application of this Statement may change how fair value is determined. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The company will adopt

FAS 157 for the first quarter of fiscal 2008 and does not expect a material impact on its financial statements.

In December, 2007 the FASB issued FSAS No.159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.* This Statement provides all entities with an option to report selected financial assets and liabilities at fair value. The Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007, with early adoption available in certain circumstances. The company does not expect to elect the options provided by FAS 159.

In November 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combination* (FAS 141(R)) and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* (FAS 160). FAS 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. FAS 141(R) and FAS 160 are effective for both public and private companies for fiscal years beginning on or after December 15, 2008 (fiscal 2010 for the Company). FAS 141(R) will be applied prospectively. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 will be applied prospectively. Early adoption is prohibited for both standards. Management is currently evaluating the requirements of FAS 141(R) and FAS 160 and has not yet determined the impact on its financial statements.

(2) COMMON STOCK AND PREFERRED STOCK

The company has authorized 20,000,000 shares of $0.10 par value common stock and as of October 31, 2008, common shares issued are 10,660,000, common shares held in treasury are 223,000 and common shares outstanding are 10,437,000. In addition, the company has authorized 5,000,000 shares of preferred stock which may be issued in series and with preferences as determined by the company's Board of Directors. Approximately 100,000 shares of the company's authorized but unissued preferred stock have been reserved for issuance pursuant to the provisions of the company's Shareholders' Rights Plan.

During the quarter ended July 31, 2008 the company entered into, and closed, a Company Stock Purchase Agreement with RCH Energy Opportunity Fund II, LP (RCH). Under the terms of the agreement the company sold to RCH 1,150,000 shares of newly-issued common stock, par value $0.10 at a price of $14.50 per share, in cash. Transaction fees paid from the proceeds of sale were $1,580,000.

Also under the terms of the agreement, RCH nominated, and the company's Board of Directors elected, two new directors to serve on the company's Board of Directors for so long as RCH beneficially owns at least 15% of the company's outstanding stock and one director for so long as RCH beneficially owns at least 10% of the company's outstanding stock.

The Purchase Agreement contains a "standstill" provision that prohibits RCH from acquiring any additional shares of the company's stock for a period of two years without the consent of the company.

In connection with the Company Stock Purchase Agreement with RCH the company amended its Rights Agreement, dated as of April 11, 1989, as amended, in order to exempt the Common Stock Purchase Agreement from application of the Rights Agreement.

During 2007, the Company entered into a joint venture agreement with RCH Energy Opportunity Fund II, LP, its affiliates and its General Partner, RR Advisors, LLC to use the Calliope Gas Recovery Technology on wells that they might propose to the joint venture. As of October 31, 2008, there have been no transactions under this agreement

On September 22, 2008, the company's Board of Directors authorized a stock repurchase Program. Under the program, the company may acquire up to $2,000,000 of its common stock. The repurchases may be made on the open market, in block trades or otherwise. The stock repurchase program may be expanded, suspended or discontinued at any time. At October 31, 2008, the company has acquired 98,940 shares at an aggregate cost of $722,000.

Subsequent to October 31, 2008, and through January 5, 2008, the company has repurchased an additional 64,112 shares, bringing the total shares repurchased to 163,052 at an average price per share of $8.60.

(3) COMMITMENTS AND CONTINGENCIES

The company leases office facilities under an operating lease agreement entered into May 1, 2006 which expires April 30, 2011. The lease agreement requires payments of $32,000 in each year through 2010, and $15,000 in 2011. Total rental expense was $78,000 in 2008, $75,000 in 2007, and $80,000 in 2006. The company has no capital leases and no other operating lease commitments.

The company has been named as a defendant in a lawsuit alleging breach of contract, and other issues, arising in the normal course of its oil and gas activities. The company believes that a contractual agreement requires that disputes be resolved by arbitration. Although the company believes the allegations are without merit and that the company will ultimately prevail, the ultimate outcome of this lawsuit, or arbitration, cannot be determined at this time. This is the only litigation currently involving the company.

(4) BENEFIT PLANS

Profit Sharing 401(k) Plan

The company has established a 401(k) plan for the benefit of its employees. Eligible employees may make voluntary contributions not exceeding statutory limitations to the plan. These contributions may be matched by the company, at its discretion. Historically, the company has made matching contributions ranging from 40% to 50% of the employees annual contributions. Matching contributions recorded in fiscal 2008, 2007 and 2006 were $44,000, $44,000, and $37,000, respectively.

Other Company Benefits

The company provides a health and welfare benefit plan to all regular full-time employees. The plan includes health insurance.

(5) INCOME TAXES

The deferred income tax liability is extremely complicated for any energy company to estimate due in part to the long-lived nature of depleting oil and gas reserves and multiple variables. Certain parts of the tax calculations involve judgment and estimates.

On November 1, 2007 the company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). In implementing FIN 48, we did not identify any significant uncertain tax positions. Our policy is to recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense, which is consistent with the recognition of these items in prior reporting periods. No interest and penalties related to uncertain tax positions were accrued at October 31, 2008.

We have not had any material changes to our unrecognized tax benefits since adoption, nor do we anticipate significant changes to the total amount of unrecognized tax benefits within the next twelve months.

As of October 31, 2008 the company's 2007 Federal tax return is under audit by the IRS. We remain subject to examination of our Federal and state tax returns, except Colorado, for the tax years 2005 and 2006, and for the tax years 2004 through 2007 for our Colorado tax returns.

At October 31, 2008 the company had $1,232,000 of statutory depletion carry forward for tax return purposes.

The income tax expense recorded in the Consolidated Statements of Operations consists of the following:

	Years Ended October 31,		
	2008	2007	2006
Current	**$ 247,000**	$ 1,150,000	$ 473,000
Deferred	**1,913,000**	1,165,000	2,127,000
Total income tax expense	**$ 2,160,000**	$ 2,315,000	$ 2,600,000

The effective income tax rate differs from the U.S. Federal statutory income tax rate due to the following:

	Years Ended October 31,		
	2008	2007	2006
Federal taxes at statutory rate	**2,853,000**	2,826,000	3,303,000
Graduated rates	**(56,000)**	(64,000)	(62,000)
State income taxes and other	**210,000**	214,000	134,000
Percentage depletion	**(847,000)**	(661,000)	(775,000)
	2,160,000	2,315,000	2,600,000

The principal sources of temporary differences resulting in deferred tax assets and liabilities at October 31, 2008 and 2007 are as follows:

	October 31,	
	2008	2007
Deferred tax assets:		
Percentage depletion carryforward	**$ 419,000**	$ -
Total deferred tax assets	**419,000**	-
Deferred tax liabilities		
Oil and gas assets	**(9,706,000)**	(8,043,000)
Derivative instruments	**(590,000)**	(148,000)
State taxes	**(871,000)**	(710,000)
Other	**(369,000)**	(303,000)
Total deferred tax liabilities	**(11,536,000)**	(9,204,000)
Net deferred tax liability	**$ (11,117,000)**	$ (9,204,000)

(6) INTANGIBLE ASSETS

On September 1, 2000, the company acquired an unrestricted, exclusive license for patented Calliope Gas Recovery System technology. In July 2008, the company acquired the third party rights resulting from future Calliope installations for $975,000. This intangible asset is being amortized over ten years on a straight line basis.

	October 31, 2008	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Calliope intangible assets	$ 1,674,000	$ 595,000

Aggregate amortization expense:	
For the year ended October 31, 2008	$ 94,000
Estimated future amortization expense:	
For the year ended October 31, 2009	167,500
For the year ended October 31, 2010	155,000
For the year ended October 31, 2011	97,500
Thereafter at $97,500 per year	659,000
Total	$ 1,079,000

These amortizable intangible assets are related to the company's patented liquid lift system for low pressure gas wells.

The company reviews the value of its intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that it evaluate these assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

At October 31, 2008, these amortizable intangible assets had a net book value of $1,079,000. The value of these assets is believed to be realizable based on the company's estimation of future cash flows from application of the company's patented liquid lift system. The company's impairment test compares the estimated undiscounted future net cash flows related to this asset with the related net capitalized costs of the asset at the end of each period. If the net capitalized cost exceeds the undiscounted future net cash flows, the cost of the asset is written down to estimated fair value. As of October 31, 2008, the company has not recorded an impairment write-down for these assets. The estimated undiscounted value of future net cash flows is derived from estimates of proved reserve values.

On November 6, 2008 the company purchased all of the patents underlying the Calliope Gas Recovery Technology, all of the related third party interests in future installations of the technology and patents covering a new fluid lift technology for shallow wells known as Tractor Seal for $4,500,000. The patents have remaining lives ranging from 8.6 to 17.6 years.

(7) COMPRESSOR AND TUBULAR INVENTORY

Compressor and tubular inventory are finished goods, recorded at cost, which are expected to be used in the future development of the company's oil and gas properties. The company has classified this inventory as a long-term asset because the compressors and tubulars are not held for re-sale and the cost, net of amounts billed to joint interest owners in the normal course of business, will eventually be included in evaluated properties.

(8) RESTATEMENT OF PRIOR YEARS

In connection with preparing its quarterly report for third quarter 2008, management of CREDO Petroleum Corporation (the "company") and the Audit Committee of its Board of Directors determined that the contemporaneous formal documentation it had historically prepared to support its initial hedge designations in connection with the company's natural gas hedging program does not meet the technical requirements to qualify for cash flow hedge accounting treatment in accordance with SFAS 133. The primary reason for this determination was that the formal hedge documentation lacks specificity of the hedged items and therefore, the cash flow designations failed to meet hedge documentation requirements for cash flow hedge accounting treatment. Consequently, the unrealized gain or loss should have been recorded in the consolidated statements of operations as a component of income before income taxes.

Under the cash flow accounting treatment used by the company, the fair values of the hedge contracts was recognized in the consolidated balance sheets with the resulting unrealized gain or loss, net of income taxes, recorded initially in accumulated other comprehensive income and later reclassified through earnings when the hedged production affected earnings.

On Form 10-K/A, filed September 15, 2008, the company restated its consolidated financial statements for fiscal years ended October 31, 2005, 2006 and 2007. Unrealized gains and losses from derivative contracts were reclassified from Other Comprehensive Income to a separate line item on the Statement of Operations, and realized gains and losses on derivative contracts were reclassified from Oil and Gas Sales to a separate line item on the Statement of Operations. There was no effect in any period on overall cash flows, total assets, total liabilities or total stockholders' equity. For the three years ended October 31, 2007, the cumulative effect of the restatement was to increase net income by $756,000 and to increase diluted income per share by $.07. The restatement did not have any impact on any of the Company's financial covenants under its line of credit.

(9) SUBSEQUENT EVENT

On November 6, 2008 the company purchased all of the patents underlying the Calliope gas recovery technology, all of the related third party interests in future installations of the technology and patents covering a new fluid lift technology for shallow wells known as Tractor Seal for $4,500,000.

(10) SUPPLEMENTARY OIL AND GAS INFORMATION

Capitalized Costs

	October 31,		
	2008	2007	2006
Unevaluated properties not being amortized	**$ 12,280,000**	$ 7,791,000	$ 7,060,000
Properties being amortized	**59,730,000**	51,691,000	43,588,000
Accumulated depreciation, depletion and amortization...........	**25,554,000**	(22,108,000)	(18,556,000)
Total capitalized costs	**$ 46,456,000**	$ 37,374,000	$ 32,092,000

Unevaluated Oil and Gas Properties

Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the amortization computation until they are evaluated. The following table shows, by year incurred, the unevaluated oil and gas property costs (net of transfers to the full cost pool and sales proceeds) excluded from the amortization computation as of October 31, 2008:

Net Costs Incurred During Periods Ended:	Total Unevaluated Properties
October 31, 2008	$ 6,185,000
October 31, 2007	2,118,000
October 31, 2006 and prior	3,977,000
	$ 12,280,000

Prospect leasing and acquisition normally requires one to two years and the subsequent evaluation normally requires an additional one to two years.

Acquisition, Exploration and Development Costs Incurred (Net of Sales)

	Years Ended October 31,		
	2008	2007	2006
Property acquisition costs net of divestiture proceeds:			
Proved	**$ 442,000**	$ 82,000	$ 102,000
Unproved	**6,539,000**	2,106,000	1,815,000
Exploration costs	**4,057,000**	3,368,000	6,388,000
Development costs	**1,219,000**	3,252,000	2,786,000
Total before asset retirement obligation	**$ 12,257,000**	$ 8,808,000	$ 11,091,000
Total including asset retirement obligation	**$ 12,528,000**	$ 8,834,000	$ 11,076,000

Major Customers and Operating Region

The company operates exclusively within the United States. Except for cash investments, all of the company's assets are employed in, and all its revenues are derived from, the oil and gas industry. The company had sales in excess of 10% of total revenues to oil and gas purchasers as follows: DCP Midstream LLP 49% in 2008, 40% in 2007 and 39% in 2006.

Oil and Gas Reserve Data (Unaudited)

At October 31, 2008, LaRoche Petroleum Consultants, Ltd., an independent petroleum engineering firm, estimated proved reserves for all of the company's properties.

In 2006 and 2007 McCartney Engineering, Inc., an independent petroleum engineering firm, estimated proved reserves for the company's properties which represented 64% in 2007 and 63% in 2006 of the total estimated future value of estimated reserves.

Reserve definitions and pricing requirements prescribed by the Securities and Exchange Commission were used. The determination of oil and gas reserve quantities involves numerous estimates which are highly complex and interpretive. The estimates are subject to continuing re-evaluation and reserve quantities may change as additional information becomes available. Estimated values of proved reserves were computed by applying prices in effect at October 31 of the indicated year. The average price used was $62.25, $86.61 and $53.69 per barrel for oil and $3.50, $5.89 and $6.32 per Mcf for gas in 2008, 2007 and 2006, respectively. Estimated future costs were calculated assuming continuation of costs and economic conditions at the reporting date.

The company's reserves, and reserve values, are concentrated in 68 properties ("Significant Properties"). Some of the Significant Properties are individual wells and others are multi-well properties. At October 31, 2008, the Significant Properties represent 24% of the company's total properties but a disproportionate 80% of the discounted value (at 10%) of the company's reserves. Individual wells on which the company's patented liquid lift system is installed comprise 16% of the Significant Properties and represent 14% of the discounted reserve value of such properties. Reserve addition in 2008 comprises 25% of the Significant Properties and represent 26% of the discounted value of such properties.

Estimates of reserve quantities and values for certain Significant Properties must be viewed as being subject to significant change as more data about the properties becomes available. Such properties include wells with limited production histories and properties with proved undeveloped or proved non-producing reserves. In addition, the company's patented liquid lift system is generally installed on mature wells. As such, they contain older down-hole equipment that is more subject to failure than new equipment. The failure of such equipment, particularly casing, can result in complete loss of a well. Historically, performance of the company's wells has not caused significant revisions in its proved reserves.

Price changes will affect the economic lives of oil and gas properties and, therefore, price changes may cause reserve revisions. Price changes have resulted in estimated reserve revisions in fiscal year 2008. Compared with fiscal year 2007, natural gas prices have decreased 30% and oil prices have decreased 22%. These price decreases resulted in a 14.5% reduction in estimated proved reserves.

One measure of the life of the company's proved reserves can be calculated by dividing proved reserves at fiscal year end 2008 by production for fiscal year 2008. This measure yields an average reserve life of 10.5 years. Since this measure is an average, by definition, some of the company's properties will have a life shorter than the average and some will have a life longer than the average. The expected economic lives of the company's properties may vary widely depending on, among other things, their size and quality, natural gas and oil prices, possible curtailments in consumption by purchasers, and changes in governmental regulations or taxation. As a result, the company's actual future net cash flows from proved reserves could be materially different from its estimates.

Total estimated proved reserves and the changes therein are set forth below for the indicated year.

	2008		2007		2006	
	Gas(Mcf)	**Oil(bbls)**	Gas(Mcf)	Oil(bbls)	Gas(Mcf)	Oil(bbls)
Proved reserves:						
Balance, November 1	**16,973,000**	**591,000**	16,005,000	422,000	15,516,000	386,000
Revisions of previous estimates	**(4,206,000)**	**(82,000)**	(548,000)	52,000	(637,000)	24,000
Extensions and discoveries	**3,935,000**	**248,000**	3,442,000	168,000	3,302,000	53,000
Purchases of reserves in place	**368,000**	**9,000**	-	-	-	-
Sales of reserves in place	**-**	**-**	-	-	-	-
Production	**(1,545,000)**	**(56,000)**	(1,926,000)	(51,000)	(2,176,000)	(41,000)
Balance, October 31	**15,525,000**	**710,000**	16,973,000	591,000	16,005,000	422,000
Proved developed reserves:						
Beginning of year	**12,890,000**	**458,000**	13,683,000	397,000	13,603,000	381,000
End of year	**10,621,000**	**449,000**	12,890,000	458,000	13,683,000	397,000

The standardized measure of discounted future net cash flows from reserves is set forth below as of October 31 of the indicated year.

	2008	2007	2006
Future cash inflows	**$ 98,560,000**	$151,169,000	$ 123,889,000
Future production and development costs	**(44,905,000)**	(49,667,000)	(39,028,000)
Future income tax expense	**(9,119,000)**	(24,967,000)	(20,747,000)
Future net cash flows	**44,536,000**	76,535,000	64,114,000
10% discount factor	**(16,917,000)**	(29,734,000)	(24,363,000)
Standardized measure of discounted future net cash flows	**$ 27,619,000**	$ 46,801,000	$ 39,751,000

The principal sources of change in the standardized measure of discounted future net cash flows from reserves are set forth below for the indicated year.

	2008	2007	2006
Balance, November 1	**$ 46,801,000**	$ 39,751,000	$ 59,487,000
Sales of oil and gas produced, net of production costs	**(13,484,000)**	(12,800,000)	(12,430,000)
Net changes in prices and production costs	**(17,290,000)**	3,233,000	(33,058,000)
Extensions and discoveries	**11,134,000**	16,658,000	12,998,000
Changes in future development costs ..	**(2,485,000)**	(12,000)	(536,000)
Previously estimated development costs incurred during the period	**1,506,000**	932,000	1,299,000
Revisions of previous quantity estimates, timing, and other	**(10,116,000)**	(2,355,000)	(3,396,000)
Purchases of reserves in place	**866,000**	-	-
Sales of reserves in place	**-**	-	-
Accretion of discount	**5,811,000**	3,975,000	5,949,000
Net change in income taxes	**4,876,000**	(2,581,000)	9,438,000
Balance, October 31	**$ 27,619,000**	$ 46,801,000	$ 39,751,000

(11) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a tabulation of the company's unaudited quarterly operating results for fiscal 2006, 2007 and 2008.

	Oil & Gas Sales	Income(Loss) Before Income Taxes	Net Income(Loss)	Basic Net Income(Loss) Per Share	Diluted Net Income(Loss) Per Share
Fiscal 2006:					
First Quarter	$ 4,386,000	$ 2,779,000	$ 2,001,000	$ 0.22	$ 0.21
Second Quarter	3,723,000	1,963,000	1,392,000	0.15	0.15
Third Quarter	3,966,000	1,799,000	1,286,000	0.14	0.14
Fourth Quarter	4,028,000	2,895,000	2,157,000	0.23	0.22
	$16,103,000	$ 9,436,000	$ 6,836,000	$ 0.74	$ 0.72
Fiscal 2007:					
First Quarter	$ 3,412,000	$ 1,529,000	$ 1,093,000	$ 0.12	$ 0.12
Second Quarter	4,095,000	2,108,000	1,498,000	0.16	0.16
Third Quarter	3,613,000	3,411,000	2,447,000	0.26	0.26
Fourth Quarter	3,145,000	1,027,000	722,000	0.08	0.07
	$14,265,000	$ 8,075,000	$ 5,760,000	$ 0.62	$ 0.61
Fiscal 2008:					
First Quarter	$ 3,733,000	$ 2,221,000	$ 1,573,000	$ 0.17	$ 0.17
Second Quarter	4,942,000	(1,233,000)	(880,000)	(0.09)	(0.09)
Third Quarter	5,646,000	4,607,000	3,343,000	0.35	0.34
Fourth Quarter	3,024,000	2,558,000	1,957,000	0.19	0.19
	$17,345,000	$ 8,153,000	$ 5,993,000	$ 0.62	$ 0.61

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CREDO Petroleum Corporation

We have audited the accompanying consolidated balance sheet of CREDO Petroleum Corporation and subsidiaries as of October 31, 2008 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CREDO Petroleum Corporation and subsidiaries at October 31, 2008 and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CREDO Petroleum Corporation's internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 12, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Denver, Colorado
January 12, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CREDO Petroleum Corporation

We have audited CREDO Petroleum Corporation's internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CREDO Petroleum Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CREDO Petroleum Corporation maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CREDO Petroleum Corporation and subsidiaries as of October 31, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended and our report dated January 12, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Denver, Colorado
January 12, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Credo Petroleum Corporation

We have audited the consolidated balance sheet of Credo Petroleum Corporation and subsidiaries as of October 31, 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended October 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Credo Petroleum Corporation and subsidiaries as of October 31, 2007, and the results of their operations and their cash flows for each of the two years in the period ended October 31, 2007, in conformity with U.S. generally accepted accounting principles.

***HEIN** & ASSOCIATES LLP*

Denver, Colorado
January 14, 2008, except for the matters described in Note 8 as to which the date is September 15, 2008

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Report on Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting by using the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that the Company's disclosure controls and procedures are effective, in all material respects, with respect to the recording, processing, summarizing and reporting, within the time periods specified in the Commission's rules and forms, of information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

There were no significant changes in the Company's internal control over financial reporting that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially effect, the Company's internal control over financial reporting.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of CREDO Petroleum Corporation's internal control over financial reporting as of October 31, 2008, has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which appears herein.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

ITEM 11. EXECUTIVE COMPENSATION

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to instruction G (3) to Form 10-K, Items 10, 11, 12, 13 and 14 are incorporated herein by reference from the company's definitive proxy statement for its annual meeting of stockholders to be filed with the United States Securities and Exchange Commission within 120 days after the end of the fiscal year ended October 31, 2008.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements:

Consolidated Balance Sheets - October 31, 2007 and 2006
Consolidated Statements of Operations - Three Years ended October 31, 2007
Consolidated Statements of Shareholders' Equity - Three Years ended October 31, 2007
Consolidated Statements of Cash Flows - Three Years ended October 31, 2007
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

(2) Financial Statement Schedules:

Schedules are omitted because of the absence of the conditions under which they are required or because the information is included in the financial statements or notes to the financial statements.

(b) Exhibits. The following exhibits are filed with or incorporated by reference into this report on Form 10-K.

3(a)(i) & 4(a)	Articles of Incorporation of CREDO Petroleum Corporation (incorporated by reference to Form 10-K dated October 31, 1982).
3(a)(ii)	Articles of Amendment of Articles of Incorporation, dated March 9, 1982 (incorporated by reference to Form 10-K dated October 31, 1982).
3(a)(iii)	Articles of Amendment of Articles of Incorporation, dated October 28, 1982 (incorporated by reference to Form 10-K dated October 31, 1982).
3(a)(iv)	Articles of Amendment of Articles of Incorporation dated April 18, 1984 (incorporated by reference to Form 10-K dated October 31, 1984).
3(a)(v)	Articles of Amendment of Articles of Incorporation dated April 18, 1984 (incorporated by reference to Form 10-K dated October 31, 1984).
3(a)(vi)	Articles of Amendment of Articles of Incorporation dated April 2, 1985 (incorporated by reference to Form 10-K dated October 31, 1985).

3(a)(vii)	Articles of Amendment of Articles of Incorporation dated March 25, 1986 (incorporated by reference to Form 10-K dated October 31, 1986).
3(a)(viii)	Articles of Amendment of Articles of Incorporation dated March 24, 1988 (incorporated by reference to Form 10-K dated October 31, 1989).
3(a)(ix)	Articles of Amendment to Articles of Incorporation dated May 11, 1990.
3(b)(i)	By-Laws of CREDO Petroleum Corporation, as amended October 30, 1986 (incorporated by reference to Form 10-K dated October 31, 1986).
3(b)(ii)	Amendment to Article X of CREDO Petroleum Corporation's By-Laws dated March 24, 1988 (incorporated by reference to the company's definitive proxy dated February 5, 1988).
4(i)	Shareholders' Rights Plan, dated April 11, 1989.
4(ii)	Amendment to Shareholders' Rights Plan, dated February 24, 1999 (incorporated into Part II of the company's Form 10-QSB dated January 31, 1999).
10(a)	CREDO Petroleum Corporation Non-qualified Stock Option Plan, dated January 13, 1981 (incorporated by reference to Amendment No. 1 to Form S-1 dated February 2, 1981).
10(b)	CREDO Petroleum Corporation Incentive Stock Option Plan, dated October 2, 1981 (incorporated by reference to the company's definitive proxy statement, dated January 22, 1982).
10(c)	Model of Director and Officer Indemnification Agreement provided for by Article X of CREDO Petroleum Corporation's By-Laws (incorporated by reference to Form 10-K dated October 31, 1987).
10(d)	CPC Exclusive License Agreement, dated September 1, 2000 (incorporated by reference to Form 10-KSB dated October 31, 2000).
10(e)	CREDO Petroleum Corporation 1997 Stock Option Plan, as amended and restated effective October 25, 2001 (incorporated by reference to Form 10-KSB dated October 31, 2001).
10(f)	CREDO Petroleum Corporation 2007 Stock Option Plan (incorporated by reference to the company's definitive proxy statement filed with the SEC on February 20, 2007).
14.1	Code of Business Conduct and Ethics (incorporated by reference to Form 10-KSB dated October 31, 2004).
21	CREDO Petroleum Corporation (a Colorado corporation) and its subsidiaries SECO Energy Corporation (a Nevada corporation) and United Oil Corporation (an Oklahoma corporation) are located at 1801 Broadway, Suite 900, Denver, CO 80202-3837.
23.1 *	Consent of Independent Registered Public Accounting Firm dated January 12, 2009
23.2 *	Consent of Independent Registered Public Accounting Firm dated January 12, 2009
31.1 *	Certification by Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 *	Certification by Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 *	Certification by Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act (18 U.S.C. Section 1350).
3.03	Report of Strategic Investment (incorporated by reference to Form 8-K dated June 3, 2008).
1.01	Entry into a Material Definitive Agreement ((incorporated by reference to Form 8-K dated June 3, 2008).
5.02	Directors or Principal Officers-Changes (incorporated by reference to Form 8-K dated November 17, 2008).

* Filed with this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Denver, State of Colorado on January 14, 2009.

CREDO PETROLEUM CORPORATION
(Registrant)

By: /s/ James T. Huffman
James T. Huffman,
Chairman of the Board of Directors, and
Chief Executive Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature	Title
January 14, 2009	/s/ James T. Huffman James T. Huffman	Chairman of the Board of Directors, Treasurer and Chief Executive Officer (Principal Executive Officer)
January 14, 2009	/s/ Alford B. Neely Alford B. Neely	Chief Financial Officer (Principal Financial and Accounting Officer)
January 14, 2009	/s/ Clarence H. Brown Clarence H. Brown	Director
January 14, 2009	/s/ Oakley Hall Oakley Hall	Director
January 14, 2009	/s/ W. Mark Meyer W. Mark Meyer	Director
January 14, 2009	/s/ John A. Rigas John A. Rigas	Director
January 14, 2009	/s/ H. Leigh Severance H. Leigh Severance	Director
January 14, 2009	/s/ William F. Skewes William F. Skewes	Director
January 14, 2009	/s/ Richard B. Stevens Richard B. Stevens	Director

SUMMARY OF CHANGES MADE IN FORM 10-K/A

On February 17, 2009 CREDO Petroleum Corporation (the "Company") received a letter from the Securities and Exchange Commission (the "SEC") regarding the Company's Annual Report on Form 10-K filed by the Company with the SEC on January 14, 2009 (the "Original Filing") for the fiscal year ended October 31, 2008. The Original Filing is included in this Annual Report.

The Company has responded to the SEC's comments to our Original Filing in Amendment #1 ("10-K/A"). The complete 10-K/A is available at the Company's website (www.credopetroleum.com). The changes made in Form 10-K/A are summarized below. Page numbers relate to the Original Filing.

Definition of EBITDA. On page 2 and page 20, the definition of EBITDA has been changed from "Earnings before unrealized gains/losses on derivative contracts, interest, taxes, depreciation, depletion and amortization" to "Earnings before interest, taxes, depreciation, depletion and amortization".

Properties. On page 12, in a discussion of non-experimental wells, the sentence that read, "Since Calliope was installed, those wells have produced 0.0 billion cubic feet of gas and they now have estimated ultimate (8/8ths) Calliope reserves totaling 00.0 billion cubic feet of gas." has been changed to read, "Since Calliope was installed, those wells have produced 4.4 billion cubic feet of gas and they now have estimated ultimate (8/8ths) Calliope reserves totaling 11.2 billion cubic feet of gas."

Quantitative and Qualitative Disclosures About Market Risk. On page 28, we revised the Quantitative and Qualitative Disclosures About Market Risk related to the Company's hedged production to reflect that hedged production of 830,000 MMBtus for the production months of November 2008 through October 2009 represents approximately 55% of the Company's anticipated 2009 natural gas production. The following table was also added to reflect terms of the open derivative contracts at October 31, 2008:

Natural Gas Forward Short Positions

Fiscal Quarter Ending	Contract Volumes MMBtus	Weighted Average Price per MMBtu	Fair Value
Jan. 31, 2009	280,000	$ 9.80	$ 844,000
Apr. 30, 2009	250,000	$ 9.54	619,000
July 31, 2009	150,000	$ 8.15	148,000
Oct. 31, 2009	150,000	$ 8.31	134,000
Total	830,000		$ 1,745,000

Controls and Procedures. On page 50, Item 9A, Management's Report on Internal Control Over Financial Reporting, has been revised to read as follows:

ITEM 9A. CONTROLS AND PROCEDURES

Attached as exhibits to this report are certifications of our CEO and CFO required pursuant to Rule 13a-14 under the Exchange Act. This section includes information concerning the controls and procedures evaluation referred to in the certifications.

Evaluation of Disclosure Controls and Procedures. We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of October 31, 2008. This evaluation was conducted under the supervision and with the participation of management, including our CEO and CFO. Based on this evaluation, our CEO and CFO have concluded that, subject to the limitations noted in this section, as of October 31, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC. We also concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our CEO and CFO, we assessed our internal control over financial reporting as of October 31, 2008, the end of our fiscal year. This assessment was based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management has concluded that our internal control over financial reporting was effective as of October 31, 2008.

The effectiveness of our internal control over financial reporting as of October 31, 2008 has been audited by Ernst & Young LLP, our independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the quarterly period ended October 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Certifications. Paragraph 4(b) of Exhibits 31.1 and 31.2 have been revised from "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;" to read, "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;".

The amendment filed on Form 10-K/A has no impact on the Company's consolidated balance sheet, consolidated statements of operations, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for the year ended October 31, 2008. Accordingly, the financial statements for the fiscal year ended October 31, 2008 were not refiled.

Board of Directors and Corporate Information

Directors

Clarence H. Brown
Petroleum Engineer and
Independent Businessman
Westminster, Colorado

Oakley Hall
Retired PricewaterhouseCoopers Partner
and Independent Businessman
Kingwood, Texas

James T. Huffman
Chairman and Chief Executive Officer
of the Company
Denver, Colorado

W. Mark Meyer
Petroleum Engineer and
Equity Fund Manager
Houston, Texas

John A. Rigas
Petroleum Engineer and
Equity Fund Manager
Houston, Texas

William F. Skewes
Attorney
Denver, Colorado

Richard B. Stevens
Oil Operator and
Independent Businessman
Phoenix, Arizona

Executive Officers

James T. Huffman
Chairman and Chief Executive Officer

Alford B. Neely
Chief Financial Officer
and Secretary

Executive Offices

1801 Broadway, Suite 900
Denver, Colorado 80202
(303) 297-2200
Website: www.credopetroleum.com

Corporate Counsel

Davis Graham & Stubbs LLP
Denver, Colorado

Hall, Estill, Hardwick, Gable,
Gordon & Nelson, P.C.
Oklahoma City, Oklahoma

Independent Registered Public Accounting Firm

Ernst & Young LLP
Denver, Colorado

Registrar and Transfer Agent

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401

Stock Exchange and Trading Range

NASDAQ Global Market
NASDAQ Symbol: CRED

Market quotations shown below were reported by the National Association of Securities Dealers, Inc. and represent prices between dealers excluding retail mark-up or commissions.

	2008		2007	
Fiscal Quarter Ended	High	Low	High	Low
Jan. 31	$10.37	$ 7.95	$13.27	$11.55
April 30	11.36	8.57	16.00	11.58
July 31	18.04	9.93	14.60	11.78
Oct. 31	11.06	6.03	11.92	9.52

At January 7, 2009, the company had 2,451 share-holders of record. The company has never paid a dividend and does not expect to pay any dividends in the foreseeable future. Earnings are reinvested in business activities.

CREDO Petroleum Corporation
1801 Broadway, Suite 900
Denver, CO 80202
(303) 297-2200
www.credopetroleum.com